DREYFUS PREMIER NEW YORK MUNICIPAL BOND FUND

CLASS A, CLASS B AND CLASS C SHARES
STATEMENT OF ADDITIONAL INFORMATION
APRIL 1, 2004
AS REVISED, APRIL 15, 2004

This Statement of Additional Information, which is not a prospectus, supplements and should be read in conjunction with the current Prospectus of Dreyfus Premier New York Municipal Bond Fund (the "Fund"), dated April 1, 2004, as it may be revised from time to time. To obtain a copy of the Fund's Prospectus, please call your financial adviser, write to the Fund at 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144, visit the Dreyfus.com website, or call 1-800-554-4611.

The Fund's most recent Annual Report and Semi-Annual Report to Shareholders are separate documents supplied with this Statement of Additional Information, and the financial statements, accompanying notes and report of independent auditors appearing in the Annual Report are incorporated by reference into this Statement of Additional Information.

TABLE OF CONTENTS

DESCRIPTION OF THE FUND

The Fund is a Massachusetts business trust that commenced operations on December 31, 1986. The Fund is an open-end management investment company, known as a municipal bond fund. As a municipal bond fund, the Fund invests in debt obligations issued by states, territories and possessions of the United States and the District of Columbia and their political subdivisions, agencies and instrumentalities, or multistate agencies or authorities, and certain other specified securities, the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal income tax ("Municipal Bonds").

The Dreyfus Corporation (the "Manager") serves as the Fund's investment adviser.

Dreyfus Service Corporation (the "Distributor") is the distributor of the Fund's shares.

Certain Portfolio Securities

The following information supplements and should be read in conjunction with the Fund's Prospectus.

New York Municipal Bonds. As a fundamental policy, the Fund normally invests at least 80% of the value of its net assets (plus any borrowings for investment purposes) in Municipal Bonds of the State of New York, its political subdivisions, authorities and corporations, and certain other specified securities, that provide income exempt from Federal, New York State and New York City personal income taxes (collectively, "New York Municipal Bonds"). To the extent acceptable New York Municipal Bonds are at any time unavailable for investment by the Fund, the Fund will invest temporarily in other Municipal Bonds the interest from which is, in the opinion of bond counsel to the issuer, exempt from Federal, but not New York State or New York City, personal income tax. Municipal Bonds generally include debt obligations issued to obtain funds for various public purposes as well as certain industrial development bonds issued by or on behalf of public authorities. Municipal Bonds are classified as general obligation bonds, revenue bonds and notes. General obligation bonds are secured by the issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue bonds are payable from the revenue derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, but not from the general taxing power. Tax exempt industrial development bonds, in most cases, are revenue bonds that do not carry the pledge of the credit of the issuing municipality, but generally are guaranteed by the corporate entity on whose behalf they are issued. Notes are short-term instruments which are obligations of the issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues. Municipal Bonds include municipal lease/purchase agreements which are similar to installment purchase contracts for property or equipment issued by municipalities. Municipal Bonds bear fixed, floating or variable rates of interest, which are determined in some instances by formulas under which the securities' interest rate will change directly or inversely to changes in interest rates or an index, or multiples thereof, in many cases subject to a maximum and minimum. Certain Municipal Bonds are subject to redemption at a date earlier than their stated maturity pursuant to call options, which may be separated from the related Municipal Bond and purchased and sold separately.

The yields on Municipal Bonds are dependent on a variety of factors, including general economic and monetary conditions, money market factors, conditions in the Municipal Bond market, size of a particular offering, maturity of the obligation and rating of the issue.

Municipal Bonds include certain private activity bonds (a type of revenue bond), the income from which is subject to the alternative minimum tax (AMT). The Fund may invest without limitation in such Municipal Bonds if the Manager determines that their purchase is consistent with the Fund's investment objective.

Certain Tax Exempt Obligations. The Fund may purchase floating and variable rate demand notes and bonds, which are tax exempt obligations ordinarily having stated maturities in excess of one year, but which permit the holder to demand payment of principal at any time or at specified intervals. Variable rate demand notes include master demand notes which are obligations that permit the Fund to invest fluctuating amounts, at varying rates of interest, pursuant to direct arrangements between the Fund, as lender, and the borrower. These obligations permit daily changes in the amount borrowed. Because these obligations are direct lending arrangements between the lender and borrower, it is not contemplated that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value, plus accrued interest. Accordingly, where these obligations are not secured by letters of credit or other credit support arrangements, the Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand. Each obligation purchased by the Fund will meet the quality criteria established for the purchase of Municipal Bonds.

Tax Exempt Participation Interests. The Fund may purchase from financial institutions participation interests in Municipal Bonds (such as industrial development bonds and municipal lease/purchase agreements). A participation interest gives the Fund an undivided interest in the Municipal Bonds in the proportion that the Fund's participation interest bears to the total principal amount of the Municipal Bonds. These instruments may have fixed, floating or variable rates of interest. If the participation interest is unrated, it will be backed by an irrevocable letter of credit or guarantee of a bank that the Fund's Board has determined meets prescribed quality standards for banks, or the payment obligation otherwise will be collateralized by U.S. Government securities. For certain participation interests, the Fund will have the right to demand payment, on not more than seven days' notice, for all or any part of the Fund's participation interest in the Municipal Bond plus accrued interest. As to these instruments, the Fund intends to exercise its right to demand payment only upon a default under the terms of the Municipal Bond as needed to provide liquidity to meet redemptions, or to maintain or improve the quality of its investment portfolio.

Municipal lease obligations or installment purchase contract obligations (collectively, "lease obligations") have special risks not ordinarily associated with Municipal Bonds. Although lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation ordinarily is backed by the municipality's covenant to budget for, appropriate and make the payments due under the lease obligation. However, certain lease obligations in which the Fund may invest may contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for such purpose on a yearly basis. Although, "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. Certain lease obligations may be considered illiquid. Determination as to the liquidity of such securities is made in accordance with guidelines established by the Fund's Board. Pursuant to such guidelines, the Board has directed the Manager to monitor carefully the Fund's investment in such securities with particular regard to: (1) the frequency of trades and quotes for the lease obligation; (2) the number of dealers willing to purchase or sell the lease obligation and the number of other potential buyers; (3) the willingness of dealers to undertake to make a market in the lease obligation; (4) the nature of marketplace trades including the time needed to dispose of the lease obligation, the method of soliciting offers and the mechanics of transfer; and (5) such other factors concerning the trading market for the lease obligation as the Manager may deem relevant. In addition, in evaluating the liquidity and credit quality of a lease obligation that is unrated, the Fund's Board has directed the Manager to consider: (a) whether the lease can be cancelled; (b) what assurance there is that the assets represented by the lease can be sold; (c) the strength of the lessee's general credit (e.g., its debt, administrative, economic, and financial characteristics); (d) the likelihood that the municipality will discontinue appropriating funding for the leased property because the property is no longer deemed essential to the operations of the municipality (e.g., the potential for an "event of nonappropriation"); (e) the legal recourse in the event of failure to appropriate; and (f) such other factors concerning credit quality as the Manager may deem relevant.

Tender Option Bonds. The Fund may purchase tender option bonds. A tender option bond is a Municipal Bond (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the Municipal Bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand Municipal Bond that bears interest at the prevailing short-term tax exempt rate. The Manager, on behalf of the Fund, will consider on an ongoing basis the creditworthiness of the issuer of the underlying obligation, of any custodian and of the third party provider of the tender option. In certain instances and for certain tender option bonds, the option may be terminable in the event of a default in payment of principal or interest on the underlying Municipal Bond and for other reasons.

The Fund will purchase tender option bonds only when the Manager is satisfied that the custodial and tender option arrangements, including the fee payment arrangements, will not adversely affect the tax exempt status of the underlying Municipal Bonds and that payment of

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any tender fees will not have the effect of creating taxable income for the Fund. Based on the tender option bond agreement, the Fund expects to be able to value the tender option bond at par; however, the value of the instrument will be monitored to assure that it is valued at fair value.

Custodial Receipts. The Fund may purchase custodial receipts representing the right to receive certain future principal and interest payments on Municipal Bonds which underlie the custodial receipts. A number of different arrangements are possible. In a typical custodial receipt arrangement, an issuer or a third party owner of Municipal Bonds deposits such obligations with a custodian in exchange for two classes of custodial receipts. The two classes have different characteristics, but, in each case, payments on the two classes are based on payment received on the underlying Municipal Bonds. One class has the characteristics of a typical auction rate security, where at specified intervals its interest rate is adjusted, and ownership changes, based on an auction mechanism. This class's interest rate generally is expected to be below the coupon rate of the underlying Municipal Bonds and generally is at a level comparable to that of Municipal Bonds of similar quality and having a maturity equal to the period between interest rate adjustments. The second class bears interest at a rate that exceeds the interest rate typically borne by a security of comparable quality and maturity; this rate also is adjusted, but in this case inversely to changes in the rate of interest of the first class. The aggregate interest paid with respect to the two classes will not exceed the interest paid by the underlying Municipal Bonds. The value of the second class and similar securities should be expected to fluctuate more than the value of Municipal Bonds of comparable quality and maturity, which would increase the volatility of the Fund's net asset value. These custodial receipts are sold in private placements. The Fund also may purchase directly from issuers, and not in a private placement, Municipal Bonds having characteristics similar to custodial receipts. These securities may be issued as part of a multi-class offering and the interest rate on certain classes may be subject to a cap or floor.

Ratings of Municipal Bonds. The Fund will invest at least 70% of the value of its net assets in securities which, in the case of Municipal Bonds, are rated no lower than Baa by Moody's Investors Service, Inc. ("Moody's") or BBB by Standard & Poor's Ratings Services ("S&P") or Fitch Ratings ("Fitch" and, together with Moody's and S&P, the "Rating Agencies"). The Fund may invest up to 30% of the value of its net assets in securities which, in the case of Municipal Bonds, are rated lower than Baa by Moody's and BBB by S&P and Fitch and as low as the lowest rating assigned by the Rating Agencies. The Fund also may invest in securities which, while not rated, are determined by the Manager to be of comparable quality to the rated securities in which the Fund may invest; for purposes of the 70% requirement described in this paragraph, such unrated securities will be considered to have the rating so determined.

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The average distribution of investments (at value) in Municipal Bonds (including notes) by ratings for the fiscal year ended November 30, 2003, computed on a monthly basis, was as follows:

Fitch	or	Moody's	or	S&P	Percentage of Value
AAA		Aaa		AAA	40.9%
AA		Aa		AA	36.8
A		A		A	12.1
BBB		Baa		BBB	1.9
F-1+/F-1		VMIG1/MIG1, P-1		SP-1+/SP-1, A-1	2.0
Not Rated		Not Rated		Not Rated	6.3*
					100.0%

Subsequent to its purchase by the Fund, an issue of rated Municipal Bonds may cease to be rated or its rating may be reduced below the minimum required for purchase by the Fund. Neither event will require the sale of such Municipal Bonds by the Fund, but the Manager will consider such event in determining whether the Fund should continue to hold the Municipal Bonds. To the extent that the ratings given by the Rating Agencies for Municipal Bonds may change as a result of changes in such organizations or their rating systems, the Fund will attempt to use comparable ratings as standards for its investments in accordance with the investment policies contained in the Prospectus and this Statement of Additional Information. The ratings of the Rating Agencies represent their opinions as to the quality of the Municipal Bonds which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and are not absolute standards of quality. Although these ratings may be an initial criterion for selection of portfolio investments, the Manager also will evaluate these securities and the creditworthiness of the issuers of such securities.

Stand-By Commitments. The Fund may acquire "stand-by commitments" with respect to the Municipal Bonds held in its portfolio. Under a stand-by commitment, the Fund obligates a broker, dealer or bank to repurchase, at the Fund's option, specified securities at a specified price and, in this respect, stand-by commitments are comparable to put options. The exercise of a stand-by commitment, therefore, is subject to the ability of the seller to make payment on demand. The Fund will acquire stand-by commitments solely to facilitate its portfolio liquidity and does not intend to exercise its rights thereunder for trading purposes. The Fund may pay for stand-by commitments if such action is deemed necessary, thus increasing to a degree the cost of the underlying Municipal Bonds and similarly decreasing such security's yield to investors. Gains realized in connection with stand-by commitments will be taxable. The Fund also may acquire call options on specific Municipal Bonds. The Fund generally would purchase these call options to protect the Fund from the issuer of the related Municipal Bonds redeeming, or other holder of the call option from calling away, the Municipal Bonds before maturity. The sale by

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*   Included in the Not Rated category are securities comprising 6.3% of the Fund's market value which, while not rated, have been determined by the Manager to be of comparable quality to securities in the following rating categories: Aaa/AAA(.6%), Baa/BBB(5.4%) and Ba/BB(.3%).

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the Fund of a call option that it owns on a specific Municipal Bond could result in the receipt of taxable income by the Fund.

Taxable Investments. From time to time, on a temporary basis other than for temporary defensive purposes (but not to exceed 20% of the value of the Fund's net assets) or for temporary defensive purposes, the Fund may invest in taxable short-term investments ("Taxable Investments") consisting of: notes of issuers having, at the time of purchase, a quality rating within the two highest grades of a Rating Agency; obligations of the U.S. Government, its agencies or instrumentalities; commercial paper rated not lower than P-1 by Moody's, A-1 by S&P or F-1 by Fitch; certificates of deposit of U.S. domestic banks, including foreign branches of domestic banks, with assets of $1 billion or more; time deposits; bankers' acceptances and other short-term bank obligations; and repurchase agreements in respect of any of the foregoing. Dividends paid by the Fund that are attributable to income earned by the Fund from Taxable Investments will be taxable to investors. See "Dividends, Distributions and Taxes." Except for temporary defensive purposes, at no time will more than 20% of the value of the Fund's net assets be invested in Taxable Investments. When the Fund has adopted a temporary defensive position, including when acceptable New York Municipal Bonds are unavailable for investment by the Fund, in excess of 20% of the Fund's net assets may be invested in securities that are not exempt from New York State and New York City personal income taxes. Under normal market conditions, the Fund anticipates that not more than 5% of the value of its total assets will be invested in any one category of Taxable Investments.

Zero Coupon, Pay-In-Kind and Step-Up Securities. The Fund may invest in zero coupon securities which are debt securities issued or sold at a discount from their face value that do not entitle the holder to any periodic payment of interest prior to maturity or a specified redemption date or cash payment date; pay-in-kind bonds which are debt securities that generally pay interest through the issuance of additional bonds; and step-up bonds which are debt securities that typically do not pay interest for a specified period of time and then pay interest at a series of different rates. For zero coupon bonds, the amount of the discount varies depending on the time remaining until maturity or cash payment date, prevailing interest rates, liquidity of the security and perceived credit quality of the issuer. Zero coupon securities also may take the form of debt securities that have been stripped of their unmatured interest coupons, the coupons themselves and receipts or certificates representing interest in such stripped debt obligations and coupons. The market prices of these securities generally are more volatile and are likely to respond to a greater degree to changes in interest rates than the market prices of securities that pay cash interest periodically having similar maturities and credit qualities. In addition, unlike bonds which pay interest throughout the period to maturity, the Fund will realize no cash until the cash payment date unless a portion of such securities is sold and, if the issuer defaults the Fund may obtain no return at all on its investment. Federal income tax law requires the holder of a zero coupon security or of certain pay-in-kind or step-up bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for Federal income taxes, the Fund may be required to distribute such income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements. See "Dividends, Distributions and Taxes."

Investment Companies. The Fund may invest in securities issued by other investment companies. Under the Investment Company Act of 1940, as amended (the "1940 Act"), the Fund's investment in such securities, subject to certain exceptions, currently is limited to (i) 3% of the total voting stock of any one investment company, (ii) 5% of the Fund's total assets with respect to any one investment company and (iii) 10% of the Fund's total assets in the aggregate. As a shareholder of another investment company, the Fund would bear, along with other shareholders, its pro rata portion of the other investment company's expenses, including advisory fees. These expenses would be in addition to the advisory fees and other expenses that the Fund bears directly in connection with its own operations. The Fund also may invest its uninvested cash reserves or cash it receives as collateral from borrowers of its portfolio securities in connection with the Fund's securities lending program, in shares of one or more money market funds advised by the Manager. Such investments will not be subject to the limitations described above, except that the Fund's aggregate investment of uninvested cash reserves in such money market funds may not exceed 25% of its total assets. See "Lending Portfolio Securities."

Illiquid Securities. The Fund may invest up to 15% of the value of its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund's investment objective. These securities may include securities that are not readily marketable, such as securities that are subject to legal or contractual restrictions on resale, and repurchase agreements providing for settlement in more than seven days after notice. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price that the Fund deems representative of their value, the value of the Fund's net assets could be adversely affected.

Investment Techniques

The following information supplements and should be read in conjunction with the Fund's Prospectus. The Fund's use of certain of the investment techniques described below may give rise to taxable income.

Derivatives. The Fund may invest in, or enter into, derivatives for a variety of reasons, including to hedge certain market or interest rate risks, to provide a substitute for purchasing or selling particular securities or to increase potential income gain. Generally, derivatives are financial contracts whose value depends upon, or is derived from, the value of an underlying asset, reference rate or index, and may relate to stocks, bonds, interest rates, currencies or currency exchange rates, commodities, and related indexes.   Derivatives may provide a cheaper, quicker or more specifically focused way for the Fund to invest than "traditional" securities would. Examples of derivative instruments that the Fund may use include options contracts, futures contracts and options on futures contracts. The Fund's portfolio manager may decide not to employ any of these strategies and there is no assurance that any derivatives strategy used by the Fund will succeed.

Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the portfolio as a whole. Derivatives permit the Fund to increase or decrease the level of risk, or change the character of the risk, to which its portfolio is exposed in much the same way as the Fund can increase or decrease the level of risk,

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or change the character of the risk, of its portfolio by making investments in specific securities. However, derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on the Fund's performance.

If the Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Fund's return or result in a loss. The Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

Derivatives may be purchased on established exchanges or through privately negotiated transactions referred to as over-the-counter derivatives. Exchange-traded derivatives generally are guaranteed by the clearing agency which is the issuer or counterparty to such derivatives. This guarantee usually is supported by a daily variation margin system operated by the clearing agency in order to reduce overall credit risk. As a result, unless the clearing agency defaults, there is relatively little counterparty credit risk associated with derivatives purchased on an exchange. By contrast, no clearing agency guarantees over-the-counter derivatives. Therefore, each party to an over-the-counter derivative bears the risk that the counterparty will default. Accordingly, the Manager will consider the creditworthiness of counterparties to over-the-counter derivatives in the same manner as it would review the credit quality of a security to be purchased by the Fund. Over-the-counter derivatives are less liquid than exchange-traded derivatives since the other party to the transaction may be the only investor with sufficient understanding of the derivative to be interested in bidding for it.

The Fund will not be a commodity pool. In addition, as a registered investment company, the Fund has filed notice with the Commodity Futures Trading Commission and National Futures Association of its eligibility for an exclusion from the definition of commodity pool operator and, therefore, is not subject to registration or regulation as a pool operator under the Commodity Exchange Act.

Futures Transactions--In General. The Fund may enter into futures contracts in U.S. domestic markets. Engaging in these transactions involves risk of loss to the Fund which could adversely affect the value of the Fund's net assets. Although the Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Fund to substantial losses.

Successful use of futures and options with respect thereto by the Fund also is subject to the Manager's ability to predict correctly movements in the direction of the relevant market and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the securities being hedged and the price movements of the futures contract. For example, if the Fund uses futures to hedge against the possibility of a decline in the market value of securities held in its portfolio and the prices of such securities instead increase, the Fund will lose part or all of the benefit of the increased value of securities which it has hedged because it will have offsetting losses in its futures positions. Furthermore, if in such circumstances the Fund has insufficient cash, it may have to sell securities to meet daily variation margin requirements. The Fund may have to sell such securities at a time when it may be disadvantageous to do so.

Pursuant to regulations and/or published positions of the Securities and Exchange Commission, the Fund may be required to segregate permissible liquid assets to cover its obligations relating to its transactions in derivatives. To maintain this required cover, the Fund may have to sell portfolio securities at disadvantageous prices or times since it may not be possible to liquidate a derivative position at a reasonable price. In addition, the segregation of such assets will have the effect of limiting the Fund's ability otherwise to invest those assets.

Specific Futures Transactions. The Fund may purchase and sell interest rate futures contracts. An interest rate future obligates the Fund to purchase or sell an amount of a specific debt security at a future date at a specific price.

Options--In General. The Fund may invest up to 5% of its assets, represented by the premium paid, in the purchase of call and put options. The Fund may write (i.e., sell) covered call and put option contracts to the extent of 20% of the value of its net assets at the time such option contracts are written. A call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security or securities at the exercise price at any time during the option period, or at a specific date. Conversely, a put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security or securities at the exercise price at any time during the option period, or at a specific date.

A covered call option written by the Fund is a call option with respect to which the Fund owns the underlying security or otherwise covers the transaction by segregating permissible liquid assets. A put option written by the Fund is covered when, among other things, the Fund segregates permissible liquid assets having a value equal to or greater than the exercise price of the option to fulfill the obligation undertaken. The principal reason for writing covered call and put options is to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. The Fund receives a premium from writing covered call or put options which it retains whether or not the option is exercised.

There is no assurance that sufficient trading interest to create a liquid secondary market on a securities exchange will exist for any particular option or at any particular time, and for some options no such secondary market may exist. A liquid secondary market in an option may cease to exist for a variety of reasons. In the past, for example, higher than anticipated trading activity or order flow, or other unforeseen events, at times have rendered certain of the clearing facilities inadequate and resulted in the institution of special procedures, such as trading rotations, restrictions on certain types of orders or trading halts or suspensions in one or more options. There can be no assurance that similar events, or events that may otherwise interfere with the timely execution of customers' orders, will not recur. In such event, it might not be possible to effect closing transactions in particular options. If, as a covered call option writer, the Fund is unable to effect a closing purchase transaction in a secondary market, it will not be able to sell the underlying security until the option expires or it delivers the underlying security upon exercise or it otherwise covers its position.

Successful use by the Fund of options will be subject to the Manager's ability to predict correctly movements in interest rates. To the extent the Manager's predictions are incorrect, the Fund may incur losses.

Future Developments. The Fund may take advantage of opportunities in options and futures contracts and options on futures contracts and any other derivatives which are not presently contemplated for use by the Fund or which are not currently available but which may be developed, to the extent such opportunities are both consistent with the Fund's investment objective and legally permissible for the Fund. Before entering into such transactions or making any such investment, the Fund will provide appropriate disclosure in its Prospectus or this Statement of Additional Information.

Lending Portfolio Securities. The Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. In connection with such loans, the Fund remains the owner of the loaned securities and continues to be entitled to payments in amounts equal to the interest or other distributions payable on the loaned securities. The Fund also has the right to terminate a loan at any time. The Fund may call the loan to vote proxies if a material issue affecting the Fund's investment is to be voted upon. Loans of portfolio securities may not exceed 33-1/3% of the value of the Fund's total assets (including the value of assets received as collateral for the loan). The Fund will receive collateral consisting of cash, U.S. Government securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. If the collateral consists of a letter of credit or securities, the borrower will pay the Fund a loan premium fee. If the collateral consists of cash, the Fund will reinvest the cash and pay the borrower a pre-negotiated fee or "rebate" from any return earned on the investment. The Fund may participate in a securities lending program operated by Mellon Bank, N.A., as lending agent (the "Lending Agent"). The Lending Agent will receive a percentage of the total earnings of the Fund derived from lending its portfolio securities. Should the borrower of the securities fail financially, the Fund may experience delays in recovering the loaned securities or exercising its rights in the collateral. Loans are made only to borrowers that are deemed by the Manager to be of good financial standing. In a loan transaction, the Fund will also bear the risk of any decline in value of securities acquired with cash collateral. The Fund will minimize this risk by limiting the investment of cash collateral to money market funds advised by the Manager, repurchase agreements or other high quality instruments with short maturities.

Borrowing Money. The Fund may borrow money from banks, but only for temporary or emergency (not leveraging) purposes, in an amount up to 15% of the value of its total assets (including the amount borrowed) valued at the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While such borrowings exceed 5% of the Fund's total assets, the Fund will not make any additional investments.

Short-Selling. In these transactions, the Fund sells a security it does not own in anticipation of a decline in the market value of the security. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is obligated to replace the security borrowed by purchasing it subsequently at the market price at the time of replacement. The price at such time may be more or less than the price at which the security was sold by the Fund, which would result in a loss or gain, respectively.

The Fund will not sell securities short if, after effect is given to any such short sale, the total market value of all securities sold short would exceed 25% of the value of the Fund's net assets. The Fund may not make a short sale which results in the Fund having sold short in the aggregate more than 5% of the outstanding securities of any class of an issuer.

The Fund also may make short sales "against the box," in which the Fund enters into a short sale of a security it owns. At no time will the Fund have more than 15% of the value of its net assets in deposits on short sales against the box.

Until the Fund closes its short position or replaces the borrowed security, it will: (a) segregate permissible liquid assets in an amount that, together with the amount deposited as collateral, always equals the current value of the security sold short; or (b) otherwise cover its short position.

Forward Commitments. The Fund may purchase securities on a forward commitment, when-issued or delayed-delivery basis, which means that delivery and payment take place a number of days after the date of the commitment to purchase or sell. The payment obligation and the interest rate receivable on a forward commitment, when-issued or delayed-delivery security are fixed when the Fund enters into the commitment, but the Fund does not make payment until it receives delivery from the counterparty. The Fund will commit to purchase such securities only with the intention of actually acquiring the securities, but the Fund may sell these securities before the settlement date if it is deemed advisable. The Fund will segregate permissible liquid assets at least equal at all times to the amount of the Fund's purchase commitments.

Securities purchased on a forward commitment, when-issued or delayed-delivery basis are subject to changes in value (generally changing in the same way, i.e. appreciating when interest rates decline and depreciating when interest rates rise) based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities purchased on a forward commitment, when-issued or delayed-delivery basis may expose the Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed-delivery basis when the Fund is fully or almost fully invested may result in greater potential fluctuation in the value of the Fund's net assets and its net asset value per share.

Certain Investment Considerations and Risks

Investing in Municipal Bonds. The Fund may invest more than 25% of the value of its total assets in Municipal Bonds which are related in such a way that an economic, business or political development or change affecting one such security also would affect the other securities; for example, securities the interest upon which is paid from revenues of similar types of projects. As a result, the Fund may be subject to greater risk as compared to a municipal bond fund that does not follow this practice.

Certain provisions in the Internal Revenue Code of 1986, as amended (the "Code"), relating to the issuance of municipal securities may reduce the volume of Municipal Bonds qualifying for Federal tax exemption. One effect of these provisions could be to increase the cost of the Municipal Bonds available for purchase by the Fund and thus reduce available yield. Shareholders should consult their tax advisers concerning the effect of these provisions on an investment in the Fund. Proposals that may restrict or eliminate the income tax exemption for interest on Municipal Bonds may be introduced in the future. If any such proposal were enacted that would reduce the availability of Municipal Bonds for investment by the Fund so as to adversely affect Fund shareholders, the Fund would reevaluate its investment objective and policies and submit possible changes in the Fund's structure to shareholders for their consideration. If legislation were enacted that would treat a type of Municipal Bond as taxable, the Fund would treat such security as a permissible Taxable Investment within the applicable limits set forth herein.

Investing in New York Municipal Bonds. Since the Fund is concentrated in securities issued by New York or entities within New York, an investment in the Fund may involve greater risk than investments in certain other types of municipal bond funds. You should consider carefully the special risks inherent in the Fund's investment in New York Municipal Bonds. You should review the information in "Appendix A" which provides a brief summary of special investment considerations and risk factors relating to investing in New York Municipal Bonds.

Lower Rated Bonds. The Fund may invest up to 30% of the value of its net assets in higher yielding (and, therefore, higher risk) debt securities such as those rated below investment grade by the Rating Agencies (commonly known as "high yield" or "junk" bonds). They may be subject to greater risks and market fluctuations than certain lower yielding, higher rated fixed-income securities. See "Appendix B" for a general description of the Rating Agencies' ratings of municipal securities. Although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of these bonds. The Fund will rely on the Manager's judgment, analysis and experience in evaluating the creditworthiness of an issuer.

The market values of many of these bonds tend to be more sensitive to economic conditions than are higher rated securities and will fluctuate over time. These bonds generally are considered by the Rating Agencies to be, on balance, predominantly speculative with respect

B-13

to capacity to pay interest and repay principal in accordance with the terms of the obligation and generally will involve more credit risk than securities in the higher rating categories.

Because there is no established retail secondary market for many of these securities, the Fund anticipates that such securities could be sold only to a limited number of dealers or institutional investors. To the extent a secondary trading market for these bonds does exist, it generally is not as liquid as the secondary market for higher rated securities. The lack of a liquid secondary market may have an adverse impact on market price and yield and the Fund's ability to dispose of particular issues when necessary to meet the Fund's liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. The lack of a liquid secondary market for certain securities also may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio and calculating its net asset value. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of these securities. In such cases, the Manager's judgment may play a greater role in valuation because less reliable objective data may be available.

These bonds may be particularly susceptible to economic downturns. An economic recession could adversely affect the ability of the issuers of lower rated bonds to repay principal and pay interest thereon and increase the incidence of default for such securities. It is likely that any economic recession also could disrupt severely the market for such securities and have an adverse impact on their value.

The Fund may acquire these bonds during an initial offering. Such securities may involve special risks because they are new issues. The Fund has no arrangement with any persons concerning the acquisition of such securities, and the Manager will review carefully the credit and other characteristics pertinent to such new issues.

The credit risk factors pertaining to lower rated securities also apply to lower rated zero coupon bonds, pay-in-kind bonds, and step-up bonds, in which the Fund may invest up to 5% of its total assets. In addition to the risks associated with the credit rating of the issuers, the market price of these securities may be very volatile during the period no interest is paid.

Simultaneous Investments. Investment decisions for the Fund are made independently from those of other investment companies advised by the Manager. The Manager has adopted written trade allocation procedures for its equity and fixed income trading desks. Under the procedures, portfolio managers or the trading desks will ordinarily seek to aggregate (or "bunch") orders that are placed or received concurrently for more than one investment company or account. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund. Each Fund, together with other investment companies or accounts advised by the Manager or its affiliates, may own significant positions in portfolio companies which, depending on market conditions, may affect adversely a Fund's ability to dispose of some or all of its positions should it desire to do so.

<u>Investment Restrictions</u>

The Fund's investment objective, and its policy to normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in New York Municipal Bonds (or other investments with similar economic characteristics) are fundamental policies, which cannot be changed without approval by the holders of a majority (as defined in the 1940 Act) of the Fund's outstanding voting shares. In addition, the Fund has adopted investment restrictions numbered 1 through 9 as fundamental policies. Investment restrictions numbered 10 and 11 are not fundamental policies and may be changed by vote of a majority of the Fund's Board members at any time. The Fund may not:

1.	Purchase securities other than Municipal Bonds and Taxable Investments as those terms are defined above and in the Prospectus and those arising out of transactions in futures and options.

2.	Borrow money, except from banks for temporary or emergency (not leveraging) purposes in an amount up to 15% of the value of the Fund's total assets (including the amount borrowed) based on the lesser of cost or market, less liabilities (not including the amount borrowed) at the time the borrowing is made. While borrowings exceed 5% of the value of the Fund's total assets, the Fund will not make any additional investments. Transactions in futures and options and the entry into short sales transactions do not involve any borrowing for purposes of this restriction.

3.	Pledge, hypothecate, mortgage or otherwise encumber its assets, except to secure borrowings for temporary or emergency purposes. The deposit of assets in escrow in connection with the writing of covered put and call options and the purchase of securities on a when-issued or delayed-delivery basis and collateral arrangements with respect to initial or variation margin for futures contracts and options on futures contracts or indices will not be deemed to be pledges of the Fund's assets.

4.	Purchase securities on margin, but the Fund may make margin deposits in connection with transactions in futures, including those related to indices, and options on futures or indices.

5.	Underwrite the securities of other issuers, except that the Fund may bid separately or as part of a group for the purchase of Municipal Bonds directly from an issuer for its own portfolio to take advantage of the lower purchase price available, and except to the extent the Fund may be deemed an underwriter under the Securities Act of 1933, as amended, by virtue of disposing of portfolio securities.

6.	Purchase or sell real estate, real estate investment trust securities, commodities or commodity contracts, or oil and gas interests, but this shall not prevent the Fund from investing in Municipal Bonds secured by real estate or interests therein, or prevent the Fund from purchasing and selling futures contracts, including those relating to indices, and options on futures contracts or indices.

7. Make loans to others, except through the purchase of qualified debt obligations and the entry into repurchase agreements referred to above and in the Fund's Prospectus; however, the Fund may lend its portfolio securities in an amount not to exceed 33-1/3% of the value of its total assets. Any loans of portfolio securities will be made according to guidelines established by the Securities and Exchange Commission and the Fund's Trustees.

8. Invest more than 25% of its total assets in the securities of issuers in any single industry; provided that there shall be no such limitation on the purchase of Municipal Bonds and, for temporary defensive purposes, obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities.

9. Invest in companies for the purpose of exercising control.

10. Purchase securities of other investment companies, except to the extent permitted under the 1940 Act.

11. Enter into repurchase agreements providing for settlement in more than seven days after notice or purchase securities which are illiquid (which securities could include participation interests that are not subject to the demand feature described in the Fund's Prospectus or Statement of Additional Information and floating and variable rate demand obligations as to which no secondary market exists and the Fund cannot exercise the demand feature described in the Fund's Prospectus or Statement of Additional Information on less than seven days' notice), if, in the aggregate, more than 15% of the value of its net assets would be so invested.

For purposes of Investment Restriction No. 8, industrial development bonds, where the payment of principal and interest is the ultimate responsibility of companies within the same industry, are grouped together as an "industry."

If a percentage restriction is adhered to at the time of investment, a later change in percentage resulting from a change in values or assets will not constitute a violation of such restriction.

The Fund and the Manager have received an exemptive order from the Securities and Exchange Commission, which, among other things, permits the Fund to use cash collateral received in connection with lending the Fund's securities and other uninvested cash to purchase shares of one or more registered money market funds advised by the Manager in excess of the limitations imposed by the 1940 Act.

MANAGEMENT OF THE FUND

The Fund's Board is responsible for the management and supervision of the Fund, and approves all significant agreements with those companies that furnish services to the Fund. These companies are as follows:

The Dreyfus Corporation .... Investment Adviser
Dreyfus Service Corporation. .... Distributor
Dreyfus Transfer, Inc. .... Transfer Agent
The Bank of New York .... Custodian

Board members of the Fund, together with information as to their positions with the Fund, principal occupations and other board memberships and affiliations are shown below.

Board Members of the Fund[1]

Name (Age) Position with Fund (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Joseph S. DiMartino (60) Chairman of the Board (1995)	Corporate Director and Trustee	The Muscular Dystrophy Association, *Director* Levcor International, Inc., an apparel fabric processor, *Director* Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, *Director* The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, *Director*
Clifford L. Alexander, Jr. (71) Board Member (1986)	President of Alexander & Associates, Inc., a management consulting firm (January 1981 – present) Chairman of the Board of Moody's Corporation (October 2000 - October 2003) Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999 – September 2000)	Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, *Director* Mutual of America Life Insurance Company, *Director*
Peggy C. Davis (61) Board Member (1990)	Shad Professor of Law, New York University School of Law (1983 – present) Writer and teacher in the fields of evidence, constitutional theory, family law, social sciences and the law, legal process and professional methodology and training	None

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[1] None of the Board members are "interested persons" of the Fund, as defined in the 1940 Act.

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Name (Age) Position with Fund (Since)	Principal Occupation During Past 5 Years	Other Board Memberships and Affiliations
Ernest Kafka (71) Board Member (1986)	Physician engaged in private practice specializing in the psychoanalysis of adults and adolescents (1962-present) Instructor, The New York Psychoanalytic Institute (1981 – present) Associate Clinical Professor of Psychiatry at Cornell Medical School (1987 – 2002)	None
Nathan Leventhal (61) Board Member (1989)	Chairman of the Avery-Fisher Artist Program (November 1997 – present) President of Lincoln Center for the Performing Arts, Inc. (March 1984 – December 2000)	Movado Group, Inc., *Director*

Board members are elected to serve for an indefinite term. The Fund has standing audit, nominating and compensation committees, each comprised of its Board members who are not "interested persons" of the Fund, as defined in the 1940 Act. The function of the audit committee is to oversee the Fund's financial and reporting policies and certain internal control matters; the function of the nominating committee is to select and nominate all candidates who are not "interested persons" of the Fund for election to the Fund's Board; and the function of the compensation committee is to establish the appropriate compensation for serving on the Board. The nominating committee does not normally consider nominees recommended by shareholders. The Fund also has a standing pricing committee comprised of any one Board member. The function of the pricing committee is to assist in valuing the Fund's investments. The audit committee met four times during the fiscal year ended November 30, 2003. The nominating, pricing and compensation committees had no meetings during the last fiscal year.

The table below indicates the dollar range of each Board member's ownership of Fund shares and shares of other funds in the Dreyfus Family of Funds for which he or she is a Board member, in each case as of December 31, 2003.

Name of Board Member	Fund	Aggregate Holding of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member
Joseph S. DiMartino	None	Over $100,000
Clifford L. Alexander, Jr.	None	Over $100,000
Peggy C. Davis	None	None
Ernest Kafka	None	Over $100,000

Name of Board Member	Fund	Aggregate Holding of Funds in the Dreyfus Family of Funds for which Responsible as a Board Member
Nathan Leventhal	None	None

As of December 31, 2003, none of the Board members or their immediate family members owned securities of the Manager, the Distributor or any person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the Manager or the Distributor.

The Fund typically pays its Board members its allocated portion of an annual retainer of $50,000 and a per meeting fee of $6,500 (with a minimum of $500 per meeting and per telephone meeting) attended for the Fund and 14 other funds (comprised of 26 portfolios) in the Dreyfus Family of Funds, and reimburses them for their expenses. The Chairman of the Board receives an additional 25% of such compensation. Emeritus Board members are entitled to receive an annual retainer and a per meeting attended fee of one-half the amount paid to them as Board members. The aggregate amount of compensation paid to each Board member by the Fund for the fiscal year ended November 30, 2003, and by all funds in the Dreyfus Family of Funds for which such person was a Board member (the number of portfolios of such funds is set forth in parenthesis next to each Board member's total compensation) during the year ended December 31, 2003, is as follows:

Name of Board Member	Aggregate Compensation from the Fund*	Total Compensation from the Fund and Fund Complex Paid to Board Member (**)
Joseph S. DiMartino	$1,160	$800,306 (191)
Clifford L. Alexander, Jr.	$ 928	$198,500 (65)
Peggy C. Davis	$ 928	$ 82,500 (26)
Ernest Kafka	$ 855	$ 82,500 (26)
Saul B. Klaman***	$1,125	$ 34,125 (26)
Nathan Leventhal	$ 928	$ 82,500 (26)

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*   Amount does not include reimbursed expenses for attending Board meetings, which amounted to $1,468 for all Board members as a group.
**   Represents the number of separate portfolios comprising the investment companies in the Fund Complex, including the Fund, for which the Board member serves.
***   Emeritus Board member as of January 18, 2000.

Officers of the Fund

STEPHEN E. CANTER, <u>President since March 2000</u>.   Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 96 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, <u>Executive Vice President since November 2002</u>. Chief Investment Officer, Vice Chairman and a director of the Manager, and an officer of 96 investment companies (comprised of 186 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President – Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, <u>Vice President since March 2000</u>. Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 97 investment companies (comprised of 202 portfolios) managed by the Manager. He is 56 years old and has been an employee of the Manager since June 1977.

JAMES WINDELS, <u>Treasurer since November 2001</u>. Director – Mutual Fund Accounting of the Manager, and an officer of 97 investment companies (comprised of 202 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

STEVEN F. NEWMAN, <u>Secretary since March 2000</u>.   Associate General Counsel and Assistant Secretary of the Manager, and an officer of 97 investment companies (comprised of 202 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

MICHAEL A. ROSENBERG, <u>Assistant Secretary since March 2000</u>.   Associate General Counsel of the Manager, and an officer of 94 investment companies (comprised of 195 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JANETTE E. FARRAGHER, <u>Assistant Secretary since March 2000</u>. Associate General Counsel of the Manager, and an officer of 15 investment companies (comprised of 26 portfolios) managed by the Manager. She is 41 years old and has been an employee of the Manager since February 1984.

KENNETH J. SANDGREN, <u>Assistant Treasurer since November 2001</u>. Mutual Funds Tax Director of the Manager, and an officer of 97 investment companies (comprised of 202 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since June 1993.

GREGORY S. GRUBER, <u>Assistant Treasurer since March 2000</u>. Senior Accounting Manager-Municipal Bond Funds of the Manager, and an officer of 29 investment companies (comprised of 58 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since August 1981.

WILLIAM GERMENIS, <u>Anti-Money Laundering Compliance Officer since September 2002</u>. Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 92 investment companies (comprised of 197 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

The address of each Board member and officer of the Fund is 200 Park Avenue, New York, New York 10166.

Board members and officers, as a group, owned less than 1% of the Fund's shares outstanding on March 15, 2004. The following persons are known by the Fund to own of record 5% or more of the Fund's outstanding voting securities as of March 15, 2004:

Citigroup Global Markets, Inc.   Class A – 23.78%
Mutual Fund Processing Dept.   Class B – 11.87%
333 West 34th Street   Class C – 6.81%
3rd Floor
New York, NY 10001-2402

National Financial Services   Class A – 15.24%
82 Devonshire Street   Class B – 30.99%
Boston, MA 02109-3605

Pershing LLC   Class A – 9.89%
Pershing – DIV – Transfer Dept.   Class B – 11.37%
P.O. Box 2052   Class C – 11.97%
7th Floor
Jersey City, NJ 07303-2052

MLPF&S   Class B – 7.62%
for the Sole Benefit of its Customers
Attn: Fund Administration
A/C 97AHO
4800 Dear Lake Drive East
Jacksonville, FL 32246-6484

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MLPF&S for the Sole Benefit of Its Customers Attn: Fund Administration A/C 97G65 4800 Deer Lake Drive East Floor 3 Jacksonville, FL 32246-6484	Class C – 21.17%
MLPF& For The Sole Benefit of Its Customers Attn: Fund Administration A/C 97G65 4800 Deer Lake Drive East Floor 3 Jacksonville, FL 32246-6484	Class C – 12.17%
The Estate of Felicia Townsend c/o Edwards & Angell LLP 2800 Financial Plaza Providence, RI 02903-2407	Class C – 7.36%
Henry Rothschild & Gertrude F. Rothschild JTTEN 153 Old Country Roard Hartsdale, NY 10530-3609	Class C – 6.12%

A shareholder who beneficially owns, directly or indirectly, more than 25% of the Fund's voting securities may be deemed a "control person" (as defined in the 1940 Act) of the Fund.

MANAGEMENT ARRANGEMENTS

Investment Adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon"). Mellon is a global financial holding company incorporated under Pennsylvania law in 1971 and registered under the Federal Bank Holding Company Act of 1956, as amended. Mellon provides a comprehensive range of financial products and services in domestic and selected international markets.

The Manager provides management services pursuant to a Management Agreement (the "Agreement") between the Fund and the Manager. The Agreement is subject to annual approval by (i) the Fund's Board or (ii) vote of a majority (as defined in the 1940 Act) of the Fund's outstanding voting securities, provided that in either event the continuance also is approved by a majority of the Fund's Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund or the Manager, by vote cast in person at a meeting called for the purpose of voting on such approval. The Agreement is terminable without penalty, on 60 days' notice, by the Fund's Board or by vote of the holders of a majority of the Fund's shares, or, on not less than 90 days' notice, by the Manager. The Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act).

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In approving the current Agreement, the Board considered a number of factors, including the nature and quality of the services provided by the Manager; the investment philosophy and investment approach as applied to the Fund by the Manager; the investment management expertise of the Manager in respect of the Fund's investment strategies; the personnel, resources and experience of the Manager; the Fund's performance history and the management fees paid to the Manager relative to those of mutual funds with similar investment objectives, strategies and restrictions; the Manager's costs of providing services under the Agreement; the relationship between the fees paid to the Manager under the Agreement and the Fund's Distribution Plan; and ancillary benefits the Manager may receive from its relationship with the Fund.

The following persons are officers and/or directors of the Manager: Stephen E. Canter, Chairman of the Board, Chief Executive Officer and Chief Operating Officer; Michael G. Millard, President and a director; Stephen R. Byers, Chief Investment Officer, Vice Chairman and a director; J. Charles Cardona, Vice Chairman and a director; J. David Officer, Vice Chairman and a director; Ronald P. O'Hanley III, Vice Chairman and a director; Diane P. Durnin, Executive Vice President; Mark N. Jacobs, Executive Vice President, General Counsel and Secretary; Patrice M. Kozlowski, Senior Vice President-Corporate Communications; Mary Beth Leibig, Vice President-Human Resources; Theodore A. Schachar, Vice President-Tax; Angela E. Price, Vice President; Wendy H. Strutt, Vice President; Ray Van Cott, Vice President-Information Systems; William H. Maresca, Controller; James Bitetto, Assistant Secretary; Steven F. Newman, Assistant Secretary; and Steven G. Elliott, David F. Lamere, Martin G. McGuinn and Richard W. Sabo, directors.

The Manager's Code of Ethics subjects its employees' personal securities transactions to various restrictions to ensure that such trading does not disadvantage any fund advised by the Manager. In that regard, portfolio managers and other investment personnel of the Manager must preclear and report their personal securities transactions and holdings, which are reviewed for compliance with the Code of Ethics and are also subject to the oversight of Mellon's Investment Ethics Committee. Portfolio managers and other investment personnel of the Manager who comply with the preclearance and disclosure procedures of the Code of Ethics and the requirements of the Committee may be permitted to purchase, sell or hold securities which also may be or are held in fund(s) they manage or for which they otherwise provide investment advice.

The Manager manages the Fund's portfolio of investments in accordance with the stated policies of the Fund, subject to the approval of the Fund's Board. The Manager is responsible for investment decisions, and provides the Fund with portfolio managers who are authorized by the Fund's Board to execute purchases and sales of securities. The Fund's portfolio managers are Joseph P. Darcy, A. Paul Disdier, Douglas J. Gaylor, Joseph Irace, Colleen Meehan, W. Michael Petty, Scott Sprauer, Bill Vasiliou, James Welch and Monica S. Wieboldt. The Manager also maintains a research department with a professional staff of portfolio managers and securities analysts who provide research services for the Fund and for other funds advised by the Manager.

The Manager maintains office facilities on behalf of the Fund, and furnishes statistical and research data, clerical help, accounting, data processing, bookkeeping and internal auditing and certain other required services to the Fund. The Manager may pay the Distributor for shareholder services from the Manager's own assets, including past profits but not including the management fee paid by the Fund. The Distributor may use part or all of such payments to pay Service Agents (as defined below) in respect of these services. The Manager also may make such advertising and promotional expenditures, using its own resources, as it from time to time deems appropriate.

All expenses incurred in the operation of the Fund are borne by the Fund, except to the extent specifically assumed by the Manager. The expenses borne by the Fund include without limitation, the following: taxes, interest, loan commitment fees, interest and distributions paid on securities sold short, brokerage fees and commissions, if any, fees of Board members who are not officers, directors or employees or holders of 5% or more of the outstanding voting securities of the Manager, Securities and Exchange Commission fees and state Blue Sky qualification fees, advisory fees, charges of custodians, transfer and dividend disbursing agents' fees, certain insurance premiums, industry association fees, outside auditing and legal expenses, costs of independent pricing services, costs of maintaining the Fund's existence, costs attributable to investor services (including, without limitation, telephone and personnel expenses), costs of preparing and printing prospectuses and statements of additional information for regulatory purposes and for distribution to existing shareholders, costs of shareholders' reports and meetings and any extraordinary expenses. In addition, each class of shares bears any class specific expenses allocated to such class, such as expenses related to the distribution and/or shareholder servicing of such class. Shares of each Class are subject to an annual service fee and Class B and Class C shares are subject to an annual distribution fee. See "Distribution Plan and Shareholder Services Plan."

As compensation for the Manager's services to the Fund, the Fund has agreed to pay the Manager a monthly management fee at the annual rate of 0.55% of the value of the Fund's average daily net assets. For the fiscal years ended November 30, 2001, 2002 and 2003, the management fees paid by the Fund amounted to $995,622, $1,050,155 and $1,155,948, respectively.

The Manager has agreed that if in any fiscal year the aggregate expenses of the Fund, exclusive of taxes, brokerage fees, interest on borrowings and (with the prior written consent of the necessary state securities commissions) extraordinary expenses, but including the management fee, exceed the expense limitation of any state having jurisdiction over the Fund, the Fund may deduct from the payment to be made to the Manager under the Agreement, or the Manager will bear, such excess expense to the extent required by state law. Such deduction or payment, if any, will be estimated daily, and reconciled and effected or paid, as the case may be, on a monthly basis.

The aggregate of the fees payable to the Manager is not subject to reduction as the value of the Fund's net assets increases.

Distributor. The Distributor, a wholly-owned subsidiary of the Manager, located at 200 Park Avenue, New York, New York 10166, serves as the Fund's distributor on a best efforts basis pursuant to an agreement with the Fund which is renewable annually.

The Distributor compensates certain financial institutions (which may include banks), securities dealers ("Selected Dealers") and other industry professionals (collectively, "Service Agents") for selling Class A shares subject to a contingent deferred sales charge ("CDSC"), and Class B shares and Class C shares at the time of purchase from its own assets. The proceeds of the CDSC and fees pursuant to the Fund's Distribution Plan (described below), in part, are used to defray these expenses. For purchases of Class A shares subject to a CDSC, the Distributor generally will pay Service Agents on new investments made through such Services Agents a commission of up to 1% of the amount invested. For purchases of Class B shares and Class C shares, the Distributor generally will pay Service Agents on new investments made through such Service Agents 4% and 1%, respectively, of the net asset value of such shares purchased by their clients.

The amounts retained on the sale of Fund shares by the Distributor from sales loads and from CDSCs, as applicable, with respect to Class A, Class B and Class C shares, are set forth below.

	Fiscal Year Ended 2001	Fiscal Year Ended 2002	Fiscal Year Ended 2003
Class A	$24,217	$29,658	$51,155
Class B	$93,372	$70,465	$203,366
Class C	$3,477	$4,030	$4,599

The Distributor, at its expense, may provide promotional incentives to dealers that sell shares of funds advised by the Manager which are sold with a sales load, such as the Dreyfus Premier funds. In some instances, those incentives may be offered only to certain dealers who have sold or may sell significant amounts of shares.

Transfer and Dividend Disbursing Agent and Custodian. Dreyfus Transfer, Inc. (the "Transfer Agent"), a wholly-owned subsidiary of the Manager, 200 Park Avenue, New York, New York 10166, is the Fund's transfer and dividend disbursing agent. Under a transfer agency agreement with the Fund, the Transfer Agent arranges for the maintenance of shareholder account records for the Fund, the handling of certain communications between shareholders and the Fund and the payment of dividends and distributions payable by the Fund. For these services, the Transfer Agent receives a monthly fee computed on the basis of the number of shareholder accounts it maintains for the Fund during the month, and is reimbursed for certain out-of-pocket expenses.

The Bank of New York (the "Custodian"), 100 Church Street, New York, New York 10286, is the Fund's custodian. The Custodian has no part in determining the investment policies of the Fund or which securities are to be purchased or sold by the Fund. Under a custody agreement with the Fund, the Custodian holds the Fund's securities and keeps all necessary accounts and records. For its custody services, the Custodian receives a monthly fee based on the market value of the Fund's assets held in custody and receives certain securities transactions charges.

HOW TO BUY SHARES

General. Fund shares may be purchased only by clients of Service Agents, except that full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of the Fund's Board, or the spouse or minor child of any of the foregoing may purchase Class A shares directly through the Distributor. Subsequent purchases may be sent directly to the Transfer Agent or your Service Agent.

Share certificates are issued only upon your written request. It is not recommended that the Fund be used as a vehicle for Keogh, IRA or other qualified retirement plans. No certificates are issued for fractional shares. The Fund reserves the right to reject any purchase order.

When purchasing Fund shares, your must specify which Class is being purchased. Your service Agent can help you choose the share class that is appropriate for your investment. The decision as to which Class of shares is most beneficial to you depends on a number of factors, including the amount and the intended length of your investment in the Fund. You should consider whether, during the anticipated life of your investment in the Fund, the accumulated Distribution Plan fee, Shareholder Services Plan fee and CDSC, if any, on Class B shares or Class C shares would be less than the accumulated Shareholder Services Plan fee and initial sales charge on Class A shares, purchased at the same time, and to what extent, if any, such differential could be offset by the return on Class A shares. Additionally, investors qualifying for reduced initial sales charges who expect to maintain their investment for an extended period of time should consider purchasing Class A shares because the accumulated continuing Distribution Plan and Shareholder Services Plan fees on Class B or Class C shares may exceed the accumulated Shareholder Services Plan fee and initial sales charge on Class A shares during the life of the investment. Finally, you should consider the effect of the CDSC period and any conversion rights of the Classes in the context of your own investment time frame. For example, while Class C shares have a shorter CDSC period than Class B shares, Class C shares do not have a conversion feature and, therefore, are subject to ongoing Distribution Plan and Shareholder Services Plan fees.

In many cases, neither the Distributor nor the Transfer Agent will have the information necessary to determine whether a quantity discount or reduced sales charge is applicable to a purchase. Your or your Service Agent must notify the Distributor whenever a quantity discount or reduced sales charge is applicable to a purchase and must provide the Distributor with sufficient information at the time of purchase to verify that each purchase qualifies for the privilege or discount.

Service Agents may receive different levels of compensation for selling different Classes of shares. Management understands that some Service Agents may impose certain conditions on their clients which are different from those described in the Fund's Prospectus and this Statement of Additional Information, and, to the extent permitted by applicable regulatory authority, may charge their clients direct fees. Third parties may receive payments from the Manager in connection with their offering of Fund shares to their customers, or for marketing, distribution or other services. The receipt of such payments could create an incentive for the third party to offer the Fund instead of other mutual funds where such payments are not received. You should consult your Service Agent in this regard.

The minimum initial investment is $1,000. Subsequent investments must be at least $100. For full-time or part-time employees of the Manager or any of its affiliates or subsidiaries who elect to have a portion of their pay directly deposited into their Fund accounts, the minimum initial investment is $50. Fund shares are offered without regard to the minimum initial investment requirements to Board members of a fund advised by the Manager, including members of the Fund's Board, who elect to have all or a portion of their compensation for serving in that capacity automatically invested in the Fund. The Fund reserves the right to vary further the initial and subsequent investment minimum requirements at any time.

Fund shares also may be purchased through Dreyfus-Automatic Asset Builder® and Dreyfus Government Direct Deposit Privilege described under "Shareholder Services." These services enable you to make regularly scheduled investments and may provide you with a convenient way to invest for long-term financial goals. You should be aware, however, that periodic investment plans do not guarantee a profit and will not protect an investor against loss in a declining market.

Fund shares are sold on a continuous basis. Net asset value per share is determined as of the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time), on each day the New York Stock Exchange is open for regular business. For purposes of determining net asset value, certain options and futures contracts may be valued 15 minutes after the close of trading on the floor of the New York Stock Exchange. Net asset value per share of each Class is computed by dividing the value of the Fund's net assets represented by such Class (i.e., the value of its assets less liabilities) by the total number of shares of such Class outstanding. For information regarding the methods employed in valuing the Fund's investments, see "Determination of Net Asset Value."

If an order is received in proper form by the Transfer Agent or other entity authorized to receive orders on behalf of the Fund by the close of trading on the floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time) on a regular business day, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, Fund shares will be purchased at the public offering price determined as of the close of trading on the floor of the New York Stock Exchange on the next regular business day, except where shares are purchased through a dealer as provided below.

Orders for the purchase of Fund shares received by dealers by the close of trading on the floor of the New York Stock Exchange on any regular business day and transmitted to the Distributor or its designee by the close of such business day (usually 5:15 p.m., Eastern time) will be based on the public offering price per share determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the orders will be based on the next determined public offering price. It is the dealer's responsibility to transmit orders so that they will be received by the Distributor or its designee before the close of its business day.

Class A Shares. The public offering price for Class A shares is the net asset value per share of that Class plus a sales load as shown below:

| Amount of Transaction | Total Sales Load | | Dealers' reallowance as a % of offering price |
	As a % of offering price per share	As a % of net asset value per share	
Less than $50,000	4.50	4.70	4.25
$50,000 to less than $100,000	4.00	4.20	3.75
$100,000 to less than $250,000	3.00	3.10	2.75
$250,000 to less than $500,000	2.50	2.60	2.25
$500,000 to less than $1,000,000	2.00	2.00	1.75
$1,000,000 or more	-0-	-0-	-0-

A CDSC of 1% will be assessed at the time of redemption of Class A shares purchased without an initial sales charge as part of an investment of at least $1,000,000 and redeemed within one year of purchase. The Distributor may pay Service Agents an amount up to 1% of the net asset value of Class A shares purchased by their clients that are subject to a CDSC.

The scale of sales loads applies to purchases of Class A shares made by any "purchaser," which term includes an individual and/or spouse purchasing securities for his, her or their own account or for the account of any minor children, or a trustee or other fiduciary purchasing securities for a single trust estate or a single fiduciary account (including a pension, profit-sharing or other employee benefit trust created pursuant to a plan qualified under Section 401 of the Code) although more than one beneficiary is involved; or a group of accounts established by or on behalf of the employees of an employer or affiliated employers pursuant to an employee benefit plan or other program (including accounts established pursuant to Sections 403(b), 408(k), and 457 of the Code); or an organized group which has been in existence for more than six months, provided that it is not organized for the purpose of buying redeemable securities of a registered investment company and provided that the purchases are made through a central administration or a single dealer, or by other means which result in economy of sales effort or expense.

Set forth below is an example of the method of computing the offering price of the Fund's Class A shares. The example assumes a purchase of Class A shares aggregating less than $50,000 subject to the schedule of sales charges set forth above at a price based upon the net asset value of the Fund's Class A shares on November 30, 2003:

NET ASSET VALUE per Share	$15.33
Per Share Sales Charge - 4.50% of offering price (4.70% of net asset value per share)	$ .72
Per Share Offering Price to the Public	$16.05

Full-time employees of NASD member firms and full-time employees of other financial institutions which have entered into an agreement with the Distributor pertaining to the sale of Fund shares (or which otherwise have a brokerage related or clearing arrangement with an NASD member firm or financial institution with respect to the sale of such shares) may purchase Class A shares for themselves directly or pursuant to an employee benefit plan or other program, or for their spouses or minor children, at net asset value, provided they have furnished the Distributor with such information as it may request from time to time in order to verify eligibility for this privilege. This privilege also applies to full-time employees of financial institutions affiliated with NASD member firms whose full-time employees are eligible to purchase Class A shares at net asset value. In addition, Class A shares are offered at net asset value to full-time or part-time employees of the Manager or any of its affiliates or subsidiaries, directors of the Manager, Board members of a fund advised by the Manager, including members of the Fund's Board, or the spouse or minor child of any of the foregoing.

Class A shares may be purchased at net asset value through certain broker-dealers and other financial institutions which have entered into an agreement with the Distributor, which includes a requirement that such shares be sold for the benefit of clients participating in a "wrap account" or a similar program under which such clients pay a fee to such broker-dealer or other financial institution.

Class A shares also may be purchased at net asset value, subject to appropriate documentation, by (i) qualified separate accounts maintained by an insurance company pursuant to the laws of any State or territory of the United States, (ii) a State, county or city or instrumentality thereof, (iii) a charitable organization (as defined in Section 501(c)(3) of the Code) investing $50,000 or more in Fund shares, and (iv) a charitable remainder trust (as defined in Section 501(c)(3) of the Code).

Class B Shares. The public offering price for Class B shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on certain redemptions of Class B shares as described in the Fund's Prospectus and in this Statement of Additional Information under "How to Redeem Shares--Contingent Deferred Sales Charge--Class B Shares."

Approximately six years after the date of purchase, Class B shares automatically will convert to Class A shares, based on the relative net asset values for shares of each such Class. Class B shares that have been acquired through the reinvestment of dividends and distributions will be converted on a pro rata basis together with other Class B shares, in the proportion that a shareholder's Class B shares converting to Class A shares bears to the total Class B shares not acquired through the reinvestment of dividends and distributions.

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Class C Shares. The public offering price for Class C shares is the net asset value per share of that Class. No initial sales charge is imposed at the time of purchase. A CDSC is imposed, however, on redemptions of Class C shares made within the first year of purchase. See "How to Redeem Shares--Contingent Deferred Sales Charge--Class C Shares."

Right of Accumulation — Class A Shares. Reduced sales loads apply to any purchase of Class A shares, by you and any related "purchaser" as defined above, where the aggregate investment, including such purchase, is $50,000 or more. If, for example, you previously purchased and still hold shares of the Fund or shares of certain other funds advised by the Manager or Founders Asset Management LLC ("Founders"), an indirect subsidiary of the Manager, that are subject to a front-end sales load or a CDSC or shares acquired by a previous exchange of such shares (hereinafter referred to as "Eligible Funds"), or combination thereof, with an aggregate current market value of $40,000 and subsequently purchase Class A shares or shares of an Eligible Fund having a current value of $20,000, the sales load applicable to the subsequent purchase would be reduced to 4.0% of the offering price. All present holdings of Eligible Funds may be combined to determine the current offering price of the aggregate investment in ascertaining the sales load applicable to each subsequent purchase.

To qualify for reduced sales loads, at the time of purchase you or your Service Agent must notify the Distributor if orders are made by wire, or the Transfer Agent if orders are made by mail. The reduced sales load is subject to confirmation of your holdings through a check of appropriate records.

Dreyfus TeleTransfer Privilege. You may purchase shares by telephone or online if you have checked the appropriate box and supplied the necessary information on the Account Application or have filed a Shareholder Services Form with the Transfer Agent. The proceeds will be transferred between the bank account designated in one of these documents and your Fund account, which will subject the purchase order to a processing delay. Only a bank account maintained in a domestic financial institution which is an Automated Clearing House ("ACH") member may be so designated.

Dreyfus TeleTransfer purchase orders may be made at any time. If purchase orders are received by 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, Fund shares will be purchased at the public offering price determined on the next business day following such purchase order. If purchase orders are made after 4:00 p.m., Eastern time, on any day the Transfer Agent and the New York Stock Exchange are open for regular business, or made on Saturday, Sunday or any Fund holiday (e.g., when the New York Stock Exchange is not open for business), Fund shares will be purchased at the public offering price determined on the second business day following such purchase order. To qualify to use Dreyfus TeleTransfer Privilege, the initial payment for purchase of shares must be drawn on, and redemption proceeds paid to, the same bank and account as are designated on the Account Application or Shareholder Services Form on file. If the proceeds of a particular redemption are to be sent to an account at any other bank, the request must be in writing and signature-guaranteed. See "How to Redeem Shares--Dreyfus TeleTransfer Privilege."

Reopening an Account. You may reopen an account with a minimum investment of $100 without filing a new Account Application during the calendar year the account is closed or during the following calendar year, provided the information on the old Account Application is still applicable.

DISTRIBUTION PLAN AND SHAREHOLDER SERVICES PLAN

Class B and Class C shares are subject to a Distribution Plan and Class A, Class B and Class C shares are subject to a Shareholder Services Plan.

Distribution Plan. Rule 12b-1 (the "Rule") adopted by the Securities and Exchange Commission under the 1940 Act provides, among other things, that an investment company may bear expenses of distributing its shares only pursuant to a plan adopted in accordance with the Rule. The Fund's Board has adopted such a plan (the "Distribution Plan") with respect to the Fund's Class B and Class C shares, pursuant to which the Fund pays the Distributor for distributing each such Class of shares a fee at the annual rate of 0.50% of the value of the average daily net assets of Class B and 0.75% of the value of the average daily net assets of Class C. The Distributor may pay one or more Service Agents in respect of advertising, marketing and other distribution services, and determines the amounts, if any, to be paid to Service Agents and the basis on which such payments are made. The Fund's Board believes that there is a reasonable likelihood that the Distribution Plan will benefit the Fund and holders of its Class B and Class C shares.

A quarterly report of the amounts expended under the Distribution Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Distribution Plan provides that it may not be amended to increase materially the costs which holders of the Fund's Class B or Class C shares may bear pursuant to the Distribution Plan without the approval of the holders of such shares and that other material amendments of the Distribution Plan must be approved by the Fund's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Distribution Plan is subject to annual approval by such vote of the Board cast in person at a meeting called for the purpose of voting on the Distribution Plan. As to the relevant Class of shares of the Fund, the Distribution Plan may be terminated at any time by vote of a majority of the Board members who are not "interested persons" and have no direct or indirect financial interest in the operation of the Distribution Plan or in any agreements entered into in connection with the Distribution Plan or by vote of the holders of a majority of such Class of shares.

For the fiscal year ended November 30, 2003, the Fund paid the Distributor $204,201 and $77,352 with respect to Class B and Class C, respectively, pursuant to the Distribution Plan.

Shareholder Services Plan. The Fund has adopted a Shareholder Services Plan pursuant to which the Fund pays the Distributor for the provision of certain services to the holders of the Fund's Class A, Class B and Class C shares a fee at the annual rate of 0.25% of the value of the average daily net assets of each such Class. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the Fund and providing reports and other information, and services related to the maintenance of such shareholder accounts. Under the Shareholder Services Plan, the Distributor may make payments to Service Agents in respect of these services.

A quarterly report of the amounts expended under the Shareholder Services Plan, and the purposes for which such expenditures were incurred, must be made to the Board for its review. In addition, the Shareholder Services Plan provides that material amendments must be approved by the Fund's Board, and by the Board members who are not "interested persons" (as defined in the 1940 Act) of the Fund and have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan, by vote cast in person at a meeting called for the purpose of considering such amendments. The Shareholder Services Plan is subject to annual approval by such vote of the Board cast in person at a meeting called for the purpose of voting on the Shareholder Services Plan. As to each Class of shares, the Shareholder Services Plan is terminable at any time by vote of a majority of the Board members who are not "interested persons" and who have no direct or indirect financial interest in the operation of the Shareholder Services Plan or in any agreements entered into in connection with the Shareholder Services Plan.

For the fiscal year ended November 30, 2003, the Fund paid the Distributor $397,547, $102,100 and $25,784 with respect to Class A, Class B and Class C, respectively, pursuant to the Shareholder Services Plan.

HOW TO REDEEM SHARES

General. The Fund ordinarily will make payment for all shares redeemed within seven days after receipt by the Transfer Agent of a redemption request in proper form, except as provided by the rules of the Securities and Exchange Commission. However, if you have purchased Fund shares by check, by Dreyfus TeleTransfer Privilege or through Dreyfus-Automatic Asset Builder® and subsequently submit a written redemption request to the Transfer Agent, the Fund may delay sending the redemption proceeds for up to eight business days after the purchase of such shares. In addition, the Fund will not honor redemption checks under the Checkwriting Privilege, and will reject requests to redeem shares by wire or telephone, online or pursuant to the Dreyfus TeleTransfer Privilege, for a period of up to eight business days after receipt by the Transfer Agent of the purchase check, the Dreyfus TeleTransfer purchase or the Dreyfus-Automatic Asset Builder® order against which such redemption is requested. These procedures will not apply if your shares were purchased by wire payment, or if you otherwise have a sufficient collected balance in your account to cover the redemption request. Fund shares may not be redeemed until the Transfer Agent has received your Account Application.

If you hold shares of more than one Class of Fund shares, any request for redemption must specify the Class of shares being redeemed. If you fail to specify the Class of shares to be redeemed or if you own fewer shares of the Class than specified to be redeemed, the redemption request may be delayed until the Transfer Agent receives further instructions from you or your Service Agent.

Contingent Deferred Sales Charge--Class B Shares. A CDSC payable to the Distributor is imposed on any redemption of Class B shares which reduces the current net asset value of your Class B shares to an amount which is lower than the dollar amount of all payments by you for the purchase of Class B shares of the Fund held by you at the time of redemption. No CDSC will be imposed to the extent that the net asset value of the Class B shares redeemed does not exceed (i) the current net asset value of Class B shares acquired through reinvestment of dividends or capital gain distributions, plus (ii) increases in the net asset value of your Class B shares above the dollar amount of all your payments for the purchase of Class B shares held by you at the time of redemption.

If the aggregate value of Class B shares redeemed has declined below their original cost as a result of the Fund's performance, a CDSC may be applied to the then-current net asset value rather than the purchase price.

In circumstances where the CDSC is imposed, the amount of the charge will depend on the number of years from the time you purchased the Class B shares until the time of redemption of such shares. Solely for purposes of determining the number of years from the time of any payment for the purchase of Class B shares, all payments during a month will be aggregated and deemed to have been made on the first day of the month.

The following table sets forth the rates of the CDSC for Class B shares, except for Class B shares purchased by shareholders who beneficially owned Class B shares on November 30, 1996:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	4.00
Second	4.00
Third	3.00
Fourth	3.00
Fifth	2.00
Sixth	1.00

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The following table sets forth the rates of the CDSC for Class B shares purchased by shareholders who beneficially owned Class B shares on November 30, 1996:

Year Since Purchase Payment Was Made	CDSC as a % of Amount Invested or Redemption Proceeds (whichever is less)
First	3.00
Second	3.00
Third	2.00
Fourth	2.00
Fifth	1.00
Sixth	0.00

In determining whether a CDSC is applicable to a redemption, the calculation will be made in a manner that results in the lowest possible rate. It will be assumed that the redemption is made first of amounts representing shares acquired pursuant to the reinvestment of dividends and distributions; then of amounts representing the increase in net asset value of Class B shares above the total amount of payments for the purchase of Class B shares made during the preceding six years (five years for shareholders beneficially owning Class B shares on November 30, 1996).

For example, assume an investor purchased 100 shares at $10 per share for a cost of $1,000. Subsequently, the shareholder acquired five additional shares through dividend reinvestment. During the second year after the purchase the investor decided to redeem $500 of the investment. Assuming at the time of the redemption the net asset value had appreciated to $12 per share, the value of the investor's shares would be $1,260 (105 shares at $12 per share). The CDSC would not be applied to the value of the reinvested dividend shares and the amount which represents appreciation ($260). Therefore, $240 of the $500 redemption proceeds ($500 minus $260) would be charged at a rate of 4% (the applicable rate in the second year after purchase) for a total CDSC of $9.60.

Contingent Deferred Sales Charge--Class C Shares. A CDSC of 1% payable to the Distributor is imposed on any redemption of Class C shares within one year of the date of purchase. The basis for calculating the payment of any such CDSC will be the method used in calculating the CDSC for Class B shares. See "Contingent Deferred Sales Charge — Class B Shares" above.

Waiver of CDSC. The CDSC will be waived in connection with (a) redemptions made within one year after the death or disability, as defined in Section 72(m)(7) of the Code, of the shareholder, (b) redemptions by employees participating in qualified or non-qualified employee benefit plans or other programs, (c) redemptions as a result of a combination of any investment company with the Fund by merger, acquisition of assets or otherwise, (d) a distribution following retirement under a tax-deferred retirement plan or upon attaining age 70½ in the case of an IRA or Keogh plan or custodial account pursuant to Section 403(b) of

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the Code, and (e) redemptions pursuant to the Automatic Withdrawal Plan, as described below. If the Fund's Board determines to discontinue the waiver of the CDSC, the disclosure herein will be revised appropriately. Any Fund shares subject to a CDSC which were purchased prior to the termination of such waiver will have the CDSC waived as provided in the Fund's Prospectus or this Statement of Additional Information at the time of the purchase of such shares.

To qualify for a waiver of the CDSC, at the time of redemption you must notify the Transfer Agent or your Service Agent must notify the Distributor. Any such qualification is subject to confirmation of your entitlement.

Checkwriting Privilege – Class A Only. The Fund provides redemption checks ("Checks") to investors in Class A shares automatically upon opening an account, unless you specifically refuse the Checkwriting Privilege by checking the applicable "No" box on the Account Application. The Checkwriting Privilege may be established for an existing account by a separate signed Shareholder Services Form. Checks will be sent only to the registered owner(s) of the account and only to the address of record. The Account Application or Shareholder Services Form must be manually signed by the registered owner(s). Checks are drawn on your Fund account and may be made payable to the order of any person in an amount of $500 or more. When a Check is presented to the Transfer Agent for payment, the Transfer Agent, as your agent, will cause the Fund to redeem a sufficient number of full and fractional Class A shares in your account to cover the amount of the Check. Dividends are earned until the Check clears. After clearance, a copy of the Check will be returned to you. You generally will be subject to the same rules and regulations that apply to checking accounts, although election of this Privilege creates only a shareholder-transfer agent relationship with the Transfer Agent.

You should date your Checks with the current date when you write them. Please do not postdate your Checks. If you do, the Transfer Agent will honor, upon presentment, even if presented before the date of the Check, all postdated Checks which are dated within six months of presentment for payment, if they are otherwise in good order.

Checks are free, but the Transfer Agent will impose a fee for stopping payment of a Check upon your request or if the Transfer Agent cannot honor a Check due to insufficient funds or other valid reason. If the amount of the Check is greater than the value of the Class A shares in your account, the Check will be returned marked insufficient funds. Checks should not be used to close an account.

This Privilege will be terminated immediately, without notice, with respect to any account which is, or becomes, subject to backup withholding on redemptions. Any Check written on an account which has become subject to backup withholding on redemptions will not be honored by the Transfer Agent.

Redemption Through a Selected Dealer. If you are a customer of a Selected Dealer, you may make redemption requests to your Selected Dealer. If the Selected Dealer transmits the redemption request so that it is received by the Transfer Agent prior to the close of trading on the

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floor of the New York Stock Exchange (usually 4:00 p.m., Eastern time), the redemption request will be effective on that day. If a redemption request is received by the Transfer Agent after the close of trading on the floor of the New York Stock Exchange, the redemption request will be effective on the next business day. It is the responsibility of the Selected Dealer to transmit a request so that it is received in a timely manner. The proceeds of the redemption are credited to your account with the Selected Dealer. See "How to Buy Shares" for a discussion of additional conditions or fees that may be imposed upon redemption.

In addition, the Distributor or its designee will accept orders from Selected Dealers with which the Distributor has sales agreements for the repurchase of shares held by shareholders. Repurchase orders received by dealers by the close of trading on the floor of the New York Stock Exchange on any business day and transmitted to the Distributor or its designee prior to the close of its business day (usually 5:15 p.m., Eastern time) are effected at the price determined as of the close of trading on the floor of the New York Stock Exchange on that day. Otherwise, the shares will be redeemed at the next determined net asset value. It is the responsibility of the Selected Dealer to transmit orders on a timely basis. The Selected Dealer may charge the shareholder a fee for executing the order. This repurchase arrangement is discretionary and may be withdrawn at any time.

Reinvestment Privilege. Upon written request, you may reinvest up to the number of Class A or Class B shares you have redeemed, within 45 days of redemption, at the then-prevailing net asset value without a sales load, or reinstate your account for the purpose of exercising Fund Exchanges. Upon reinstatement, with respect to Class B shares, or Class A shares if such shares were subject to a CDSC, your account will be credited with an amount equal to the CDSC previously paid upon redemption of the Class A or Class B shares reinvested. The Reinvestment Privilege may be exercised only once.

Wire Redemption Privilege. By using this Privilege, you authorize the Transfer Agent to act on telephone, letter or online redemption instructions from any person representing himself or herself to be you and reasonably believed by the Transfer Agent to be genuine. Ordinarily, the Fund will initiate payment for shares redeemed pursuant to this Privilege on the next business day after receipt by the Transfer Agent of a redemption request in proper form. Redemption proceeds ($1,000 minimum) will be transferred by Federal Reserve wire only to the commercial bank account specified by you on the Account Application or Shareholder Services Form, or to a correspondent bank if your bank is not a member of the Federal Reserve System. Fees ordinarily are imposed by such bank and borne by the investor. Immediate notification by the correspondent bank to your bank is necessary to avoid a delay in crediting the funds to your bank account.

To change the commercial bank or account designated to receive redemption proceeds, a written request must be sent to the Transfer Agent. This request must be signed by each shareholder, with each signature guaranteed as described below under "Share Certificates; Signatures."

Dreyfus TeleTransfer Privilege. You may request by telephone or online that redemption proceeds be transferred between your Fund account and your bank account. Only a bank account maintained in a domestic financial institution which is an ACH member may be designated. Redemption proceeds will be on deposit in the your account at an ACH member bank ordinarily two business days after receipt of the redemption request. You should be aware that if you have selected the Dreyfus TeleTransfer Privilege, any request for a Dreyfus TeleTransfer transaction will be effected through the ACH system unless more prompt transmittal specifically is requested. See "How to Buy Shares--Dreyfus TeleTransfer Privilege."

Share Certificates; Signatures. Any certificates representing Fund shares to be redeemed must be submitted with the redemption request. Written redemption requests must be signed by each shareholder, including each owner of a joint account, and each signature must be guaranteed. Signatures on endorsed certificates submitted for redemption also must be guaranteed. The Transfer Agent has adopted standards and procedures pursuant to which signature-guarantees in proper form generally will be accepted from domestic banks, brokers, dealers, credit unions, national securities exchanges, registered securities associations, clearing agencies, and savings associations, as well as from participants in the New York Stock Exchange Medallion Signature Program, the Securities Transfer Agents Medallion Program ("STAMP") and the Stock Exchanges Medallion Program. Guarantees must be signed by an authorized signatory of the guarantor and "Signature-Guaranteed" must appear with the signature. The Transfer Agent may request additional documentation from corporations, executors, administrators, trustees or guardians, and may accept other suitable verification arrangements from foreign investors, such as consular verification.

Redemption Commitment. The Fund has committed itself to pay in cash all redemption requests by any shareholder of record, limited in amount during any 90-day period to the lesser of $250,000 or 1% of the value of the Fund's net assets at the beginning of such period. Such commitment is irrevocable without the prior approval of the Securities and Exchange Commission. In the case of requests for redemption in excess of such amount, the Board reserves the right to make payments in whole or in part in securities or other assets of the Fund in case of an emergency or any time a cash distribution would impair the liquidity of the Fund to the detriment of the existing shareholders. In such event, the securities would be valued in the same manner as the Fund's portfolio is valued. If the recipient sells such securities, brokerage charges might be incurred.

Suspension of Redemptions. The right of redemption may be suspended or the date of payment postponed (a) during any period when the New York Stock Exchange is closed (other than customary weekend and holiday closings), (b) when trading in the markets the Fund ordinarily utilizes is restricted, or when an emergency exists as determined by the Securities and Exchange Commission so that disposal of the Fund's investments or determination of its net asset value is not reasonably practicable, or (c) for such other periods as the Securities and Exchange Commission by order may permit to protect the Fund's shareholders.

SHAREHOLDER SERVICES

Fund Exchanges. Clients of certain Service Agents may purchase, in exchange for shares of the Fund, shares of the same Class of another fund in the Dreyfus Premier Family of

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Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, to the extent such shares are offered for sale in such client's state of residence. Shares of the same Class of such funds purchased by exchange will be purchased on the basis of relative net asset value per share as follows:

A. Exchanges for shares of funds offered without a sales load will be made without a sales load.

B. Shares of funds purchased without a sales load may be exchanged for shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C. Shares of funds purchased with a sales load may be exchanged without a sales load for shares of other funds sold without a sales load.

D. Shares of funds purchased with a sales load, shares of funds acquired by a previous exchange from shares purchased with a sales load and additional shares acquired through reinvestment of dividends or distributions of any such funds (collectively referred to herein as "Purchased Shares") may be exchanged for shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load that could have been imposed in connection with the Purchased Shares (at the time the Purchased Shares were acquired), without giving effect to any reduced loads, the difference may be deducted.

E. Shares of funds subject to a CDSC that are exchanged for shares of another fund will be subject to the higher applicable CDSC of the two funds, and for purposes of calculating CDSC rates and conversion periods, if any, will be deemed to have been held since the date the shares being exchanged were initially purchased.

To accomplish an exchange under item D above, your Service Agent acting on your behalf must notify the Transfer Agent of your prior ownership of fund shares and your account number.

You also may exchange your Fund shares that are subject to a CDSC for shares of Dreyfus Worldwide Dollar Money Market Fund, Inc. The shares so purchased will be held in a special account created solely for this purpose ("Exchange Account"). Exchanges of shares from an Exchange Account only can be made into certain other funds managed or administered by the Manager. No CDSC is charged when an investor exchanges into an Exchange Account; however, the applicable CDSC will be imposed when shares are redeemed from an Exchange Account or other applicable Fund account. Upon redemption, the applicable CDSC will be calculated without regard to the time such shares were held in an Exchange Account. See "How to Redeem Shares." Redemption proceeds for Exchange Account shares are paid by Federal wire or check only. Exchange Account shares also are eligible for the Dreyfus Auto-Exchange Privilege, Dreyfus Dividend Sweep and the Automatic Withdrawal Plan.

To request an exchange, your Service Agent acting on your behalf must give exchange instructions to the Transfer Agent in writing, by telephone or online. The ability to issue exchange instructions by telephone or online is given to all Fund shareholders automatically, unless you check the applicable "No" box on the Account Application, indicating that you specifically refuse this privilege. By using this privilege, you authorize the Transfer Agent to act on telephonic and online instructions (including over the Dreyfus Express® voice response telephone system) from any person representing himself or herself to be you, or a representative of your Service Agent, and reasonably believed by the Transfer Agent to be genuine. Exchanges may be subject to limitations as to the amount involved or the number of exchanges permitted. Shares issued in certificate form are not eligible for telephone or online exchange. No fees currently are charged shareholders directly in connection with exchanges, although the Fund reserves the right, upon not less than 60 days' written notice, to charge shareholders a nominal administrative fee in accordance with rules promulgated by the Securities and Exchange Commission.

During times of drastic economic or market conditions, the Fund may suspend Fund Exchanges temporarily without notice and treat exchange requests based on their separate components -- redemption orders with a simultaneous request to purchase the other fund's shares. In such a case, the redemption request would be processed at the Fund's next determined net asset value but the purchase order would be effective only at the net asset value next determined after the fund being purchased receives the proceeds of the redemption, which may result in the purchase being delayed.

To establish a personal retirement plan by exchange, shares of the fund being exchanged must have a value of at least the minimum initial investment required for the fund into which the exchange is being made.

Dreyfus Auto-Exchange Privilege. Dreyfus Auto-Exchange Privilege permits you to purchase (on a semi-monthly, monthly, quarterly or annual basis), in exchange for shares of the Fund, shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, of which you are a shareholder. This Privilege is available only for existing accounts. Shares will be exchanged on the basis of relative net asset value as described above under "Fund Exchanges." Enrollment in or modification or cancellation of this Privilege is effective three business days following notification by you. You will be notified if your account falls below the amount designated to be exchanged under this Privilege. In this case, your account will fall to zero unless additional investments are made in excess of the designated amount prior to the next Dreyfus Auto-Exchange transaction.

Shareholder Services Forms and prospectuses of the other funds may be obtained by calling 1-800-554-4611, or visiting the Dreyfus.com website. Fund Exchanges and the Dreyfus Auto-Exchange Privilege are available to shareholders resident in any state in which shares of the fund being acquired may legally be sold. The Fund reserves the right to reject any exchange request in whole or in part. Shares may be exchanged only between accounts having certain identical identifying designations. The Fund Exchanges service or the Dreyfus Auto-Exchange Privilege may be modified or terminated at any time upon notice to shareholders.

Dreyfus-Automatic Asset Builder®. Dreyfus-Automatic Asset Builder permits you to purchase Fund shares (minimum of $100 and maximum of $150,000 per transaction) at regular intervals selected by you. Fund shares are purchased by transferring funds from the bank account designated by you.

Dreyfus Government Direct Deposit Privilege. Dreyfus Government Direct Deposit Privilege enables you to purchase Fund shares (minimum of $100 and maximum of $50,000 per transaction) by having Federal salary, Social Security, or certain veterans', military or other payments from the U.S. Government automatically deposited into your fund account. You may deposit as much of such payments as you elect.

Dreyfus Dividend Options. Dreyfus Dividend Sweep allows you to invest automatically your dividends or dividends and capital gain distributions, if any, from the Fund in shares of the same Class of another fund in the Dreyfus Premier Family of Funds, shares of the same Class of certain funds advised by Founders, or shares of certain other funds in the Dreyfus Family of Funds, of which you are a shareholder. Shares of the same Class of other funds purchased pursuant to this privilege will be purchased on the basis of relative net asset value per share as follows:

A.   Dividends and distributions paid by a fund may be invested without a sales load in shares of other funds offered without a sales load.

B.   Dividends and distributions paid by a fund that does not charge a sales load may be invested in shares of other funds sold with a sales load, and the applicable sales load will be deducted.

C.   Dividends and distributions paid by a fund that charges a sales load may be invested in shares of other funds sold with a sales load (referred to herein as "Offered Shares"), but if the sales load applicable to the Offered Shares exceeds the maximum sales load charged by the fund from which dividends or distributions are being swept (without giving effect to any reduced loads), the difference may be deducted.

D.   Dividends and distributions paid by a fund may be invested in the shares of other funds that impose a CDSC and the applicable CDSC, if any, will be imposed upon redemption of such shares.

Dreyfus Dividend ACH permits you to transfer electronically dividends or dividends and capital gain distributions, if any, from the Fund to a designated bank account. Only an account maintained at a domestic financial institution which is an ACH member may be so designated. Banks may charge a fee for this service.

Automatic Withdrawal Plan. The Automatic Withdrawal Plan permits you to request withdrawal of a specified dollar amount (minimum of $50) on either a monthly or quarterly basis if you have a $5,000 minimum account. Withdrawal payments are the proceeds from sales of

Fund shares, not the yield on the shares. If withdrawal payments exceed reinvested dividends and distributions, your shares will be reduced and eventually may be depleted. Automatic Withdrawal may be terminated at any time by you, the Fund or the Transfer Agent. Shares for which certificates have been issued may not be redeemed through the Automatic Withdrawal Plan.

No CDSC with respect to Class B or Class C shares will be imposed on withdrawals made under the Automatic Withdrawal Plan, provided that any amount withdrawn under the plan does not exceed on an annual basis 12% of the greater of (1) the account value at the time of the first withdrawal under the Automatic Withdrawal Plan, or (2) the account value at the time of the subsequent withdrawal. Withdrawals with respect to Class B or Class C shares under the Automatic Withdrawal Plan that exceed such amounts will be subject to a CDSC. Withdrawals of Class A shares subject to a CDSC under the Automatic Withdrawal Plan will be subject to any applicable CDSC. Purchases of additional Class A shares where the sales load is imposed concurrently with withdrawals of Class A shares generally are undesirable.

Letter of Intent--Class A Shares. By signing a Letter of Intent form, you become eligible for the reduced sales load on purchases of Class A shares based on the total number of shares of Eligible Funds purchased by you and any related "purchaser" (as defined above) in a 13-month period pursuant to the terms and conditions set forth in the Letter of Intent. Shares of any Eligible Fund purchased within 90 days prior to the submission of the Letter of Intent may be used to equal or exceed the amount specified in the Letter of Intent. A minimum initial purchase of $5,000 is required. You can obtain a Letter of Intent form by calling 1-800-554-4611.

Each purchase you make during the 13-month period (which begins on the date you submit the Letter of Intent) will be at the public offering price applicable to a single transaction of the aggregate dollar amount you select in the Letter of Intent. The Transfer Agent will hold in escrow 5% of the amount indicated in the Letter of Intent, which may be used for payment of a higher sales load if you do not purchase the full amount indicated in the Letter of Intent. When you fulfill the terms of the Letter of Intent by purchasing the specified amount, the escrowed amount will be released and additional shares representing such amount credited to your account. If your purchases meet the total minimum investment amount specified in the Letter of Intent within the 13-month period, an adjustment will be made at the conclusion of the 13-month period to reflect any reduced sales load applicable to shares purchased during the 90-day period prior to submission of the Letter of Intent. If your purchases qualify for a further sales load reduction, the sales load will be adjusted to reflect your total purchase at the end of 13 months. If total purchases are less than the amount specified the offering price of the shares you purchased (including shares representing the escrowed amount) during the 13-month period will be adjusted to reflect the sales load applicable to the aggregate purchases you actually made (which will reduce the number of shares in your account), unless you have redeemed the shares in your account, in which case the Transfer Agent, as attorney-in-fact pursuant to the terms of the Letter of Intent, will redeem an appropriate number of Class A shares of the Fund held in escrow to realize the difference between the sales load actually paid and the sales load applicable to the aggregate purchases actually made and any remaining shares will be credited to your account. Signing a Letter of Intent does not bind you to purchase, or the Fund to sell, the full amount indicated at the sales load in effect at the time of signing, but you must complete the intended purchase to obtain the reduced sales load. At the time you purchase Class A shares, you must indicate your intention to do so under a Letter of Intent. Purchase pursuant to a Letter of Intent will be made at the then-current net asset value plus the applicable sales load in effect at the time such Letter of Intent was submitted.

DETERMINATION OF NET ASSET VALUE

Valuation of Portfolio Securities. The Fund's investments are valued each business day by an independent pricing service (the "Service") approved by the Fund's Board. When, in the judgment of the Service, quoted bid prices for investments are readily available and are representative of the bid side of the market, these investments are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). The value of other investments (which constitute a majority of the portfolio securities) are determined by the Service based on methods which include consideration of: yields or prices of municipal bonds of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. The Service may employ electronic data processing techniques and/or a matrix system to determine valuations. The Service's procedures are reviewed by the Fund's officers under the general supervision of the Fund's Board. These procedures need not be used to determine the value of securities held by the Fund if, in the opinion of a committee appointed by the Fund's Board some other method would more accurately reflect the fair value of such securities. Expenses and fees, including the management fee and fees pursuant to the Shareholder Services Plan and, with respect to the Class B and Class C shares only, the Distribution Plan, are accrued daily and are taken into account for the purpose of determining the net asset value of the relevant Class of shares. Because of the difference in operating expenses incurred by each Class, the per share net asset value of each Class will differ.

New York Stock Exchange Closings. The holidays (as observed) on which the New York Stock Exchange is closed currently are: New Year's Day, Martin Luther King Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

DIVIDENDS, DISTRIBUTIONS AND TAXES

Management believes that the Fund has qualified as a "regulated investment company" under the Code for the fiscal year ended November 30, 2003. The Fund intends to continue to so qualify if such qualification is in the best interests of its shareholders. As a regulated investment company, the Fund will pay no Federal income tax on net investment income and net realized capital gains to the extent that such income and gains are distributed to shareholders in accordance with applicable provisions of the Code. To qualify as a regulated investment company, the Fund must distribute to its shareholders at least 90% of its net income (consisting of net investment income from tax exempt obligations and taxable obligations, if any, and net short-term capital gains), and must meet certain asset diversification and other requirements. If the Fund does not qualify as a regulated investment company, it will be treated as an ordinary corporation subject to Federal income tax. The term "regulated investment company" does not imply the supervision of management or investment practices or policies by any government agency.

The Fund ordinarily declares dividends from its net investment income on each day the New York Stock Exchange is open for regular business. Fund shares begin earning income dividends on the day immediately available funds ("Federal Funds") are received by the Transfer Agent. If a purchase order is not accompanied by remittance in Federal Funds, there may be a delay between the time the purchase order becomes effective and the time the shares purchased start earning dividends. If your payment is not made in Federal Funds, it must be converted into Federal Funds. This usually occurs within one business day of receipt of a bank wire and within two business days of receipt of a check drawn on a member bank of the Federal Reserve System. Checks drawn on banks which are not members of the Federal Reserve system may take considerably longer to convert into Federal Funds.

Dividends usually are paid on the last calendar day of each month and are automatically reinvested in additional shares of the same Class from which they were paid at net asset value or, at your option, paid in cash. The Fund's earnings for Saturdays, Sundays and holidays are declared as dividends on the preceding business day. If you redeem all shares in your account at any time during the month, all dividends to which you are entitled will be paid to you along with the proceeds of the redemption. If you are an omnibus accountholder and indicate in a partial redemption request that a portion of any accrued dividends to which such account is entitled belongs to an underlying accountholder who has redeemed all shares in his or her account, such portion of the accrued dividends will be paid to you along with the proceeds of the redemption.

If you elect to receive dividends and distributions in cash, and your dividend or distribution check is returned to the Fund as undeliverable or remains uncashed for six months, the Fund reserves the right to reinvest such dividends or distributions and all future dividends and distributions payable to you in additional Fund shares at net asset value. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

If, at the close of each quarter of its taxable year, at least 50% of the value of the Fund's total assets consists of Federal tax exempt obligations, then the Fund may designate and pay Federal exempt-interest dividends from interest earned on all such tax exempt obligations. Such exempt-interest dividends may be excluded by shareholders of the Fund from their gross income for Federal income tax purposes. Dividends derived from Taxable Investments, together with distributions from any net realized short-term securities gains, generally are taxable as ordinary income for Federal income tax purposes whether or not reinvested. Distributions from net realized long-term securities gains generally are taxable as long-term capital gains to a shareholder who is a citizen or resident of the United States, whether or not reinvested and regardless of the length of time the shareholder has held his or her shares.

Any dividend or distribution paid shortly after an investor's purchase of Fund shares may have the effect of reducing the aggregate net asset value of such shares below the cost of the investment. Such a distribution would be a return on investment in an economic sense although taxable as stated in the Prospectus. In addition, the Code provides that if a shareholder has not

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held the shares for more than six months (or such shorter period as the Internal Revenue Service may prescribe by regulation) and has received an exempt-interest dividend with respect to such shares, any loss incurred on the sale of such shares will be disallowed to the extent of the exempt-interest dividend received.

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains and losses. However, all or a portion of the gains realized from the disposition of certain market discount bonds will be treated as ordinary income. In addition, all or a portion of the gain realized from engaging in "conversion transactions" (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

Gain or loss, if any, realized by the Fund from certain financial futures and options transactions ("Section 1256 contracts") will be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. Gain or loss will arise upon exercise or lapse of Section 1256 contracts as well as from closing transactions. In addition, any Section 1256 contracts remaining unexercised at the end of the Fund's taxable year will be treated as sold for their then fair market value, resulting in additional gain or loss to the Fund as described above.

Offsetting positions held by the Fund involving certain futures and options transactions with respect to actively traded personal property may be considered, for tax purposes, to constitute "straddles." To the extent the straddle rules apply to positions established by the Fund, losses realized by the Fund may be deferred to the extent of unrealized gain in the offsetting position. In addition, short-term capital loss on straddle positions may be recharacterized as long-term capital loss, and long-term capital gains on straddle positions may be treated as short-term capital gains or ordinary income. Certain of the straddle positions held by the Fund may constitute "mixed straddles." The Fund may make one or more elections with respect to the treatment of "mixed straddles," resulting in different tax consequences. In certain circumstances, the provisions governing the tax treatment of straddles override or modify certain of the provisions discussed above.

If the Fund either (1) holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests ("appreciated financial position") and then enters into a short sale, futures, forward, or offsetting notional principal contract (collectively, a "Contract") with respect to the same or substantially identical property or (2) holds an appreciated financial position that is a Contract and then acquires property that is the same as, or substantially identical to, the underlying property, the Fund generally will be taxed as if the appreciated financial position were sold at its fair market value on the date the Fund enters into the financial position or acquires the property, respectively.

Investment by the Fund in securities issued or acquired at a discount, or providing for deferred interest or for payment of interest in the form of additional obligations, such as zero coupon, pay-in-kind or step-up securities, could, under special tax rules, affect the amount, timing and character of distributions to shareholders by causing the Fund to recognize income prior to the receipt of cash payment. For example, the Fund could be required to take into account annually a portion of the discount (or deemed discount) at which such securities were issued and to distribute such portion in order to maintain its qualification as a regulated

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investment company. In such case, the Fund may have to dispose of securities which it might otherwise have continued to hold in order to generate cash to satisfy these distribution requirements.

Federal regulations require that you provide a certified taxpayer identification number ("TIN") upon opening or reopening an account. See the Account Application for further information concerning this requirement. Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the Internal Revenue Service.

PORTFOLIO TRANSACTIONS

Portfolio securities ordinarily are purchased from and sold to parties acting as either principal or agent. Newly-issued securities ordinarily are purchased directly from the issuer or from an underwriter; other purchases and sales usually are placed with those dealers from which it appears that the best price or execution will be obtained. Usually no brokerage commissions, as such, are paid by the Fund for such purchases and sales, although the price paid usually includes an undisclosed compensation to the dealer acting as agent. The prices paid to underwriters of newly-issued securities usually include a concession paid by the issuer to the underwriter, and purchases of after-market securities from dealers ordinarily are executed at a price between the bid and asked price. No brokerage commissions have been paid by the Fund to date.

Transactions are allocated to various dealers by the Fund's portfolio managers in their best judgment. The primary consideration is prompt and effective execution of orders at the most favorable price. Subject to that primary consideration, dealers may be selected for research, statistical or other services to enable the Manager to supplement its own research and analysis with the views and information of other securities firms.

Research services furnished by brokers through which the Fund effects securities transactions may be used by the Manager in advising other funds it advises and, conversely, research services furnished to the Manager by brokers in connection with other funds the Manager advises may be used by the Manager in advising the Fund. Although it is not possible to place a dollar value on these services, it is the Manager's opinion that the receipt and study of such services should not reduce the overall expenses of its research department.

There were no transactions during the fiscal year ended November 30, 2003 in newly issued debt instruments in fixed price public offerings directed to an underwriter or underwriters in consideration of, among other things, research services provided.

INFORMATION ABOUT THE FUND

Each Fund share has one vote and, when issued and paid for in accordance with the terms of the offering, is fully paid and non-assessable. Shares have no preemptive or subscription rights and are freely transferable.

Unless otherwise required by the 1940 Act, ordinarily it will not be necessary for the Fund to hold annual meetings of shareholders. As a result, Fund shareholders may not consider each year the election of Board members or the appointment of auditors. However, the holders of at least 10% of the shares outstanding and entitled to vote may require the Fund to hold a special meeting of shareholders for purposes of removing a Board member from office. Fund shareholders may remove a Board member by the affirmative vote of two-thirds of the Fund's outstanding voting shares. In addition, the Board will call a meeting of shareholders for the purpose of electing Board members if, at any time, less than a majority of the Board members then holding office have been elected by shareholders.

The Fund is organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts. Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Fund's Agreement and Declaration of Trust (the "Trust Agreement") disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or a Trustee. The Trust Agreement provides for indemnification from the Fund's property for all losses and expenses of any shareholder held personally liable for the obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund itself would be unable to meet its obligations, a possibility which management believes is remote. Upon payment of any liability incurred by the Fund, the shareholder paying such liability will be entitled to reimbursement from the general assets of the Fund. The Fund intends to conduct its operations in such a way so as to avoid, as far as possible, ultimate liability of the shareholders for liabilities of the Fund.

The Fund is intended to be a long-term investment vehicle and is not designed to provide investors with a means of speculating on short-term market movements. A pattern of frequent purchases and exchanges can be disruptive to efficient portfolio management and, consequently, can be detrimental to the Fund's performance and its shareholders. If Fund management determines that an investor is following an abusive investment strategy, it may reject any purchase request, or terminate the investor's exchange privilege, with or without prior notice. Such investors also may be barred from purchasing other funds in the Dreyfus Family of Fund. Accounts under common ownership or control may be considered as one account for purposes of determining a patter of excessive or abusive trading. In addition, the Fund may refuse or restrict purchase or exchange requests for Fund shares by any person or group if, in the judgment of the Fund's management, the Fund would be unable to invest the money effectively in accordance with its investment objective and policies or could otherwise be adversely affected or if the Fund receives or anticipates receiving simultaneous orders that may significantly affect the Fund. If an exchange request is refused, the Fund will take no other action with respect to the Fund shares until it receives further instructions from the investor. While the Fund will take reasonable steps to prevent excessive short term trading deemed to be harmful to the Fund, it may not be able to identify excessive trading conducted through certain financial intermediaries or omnibus accounts.

The Fund sends annual and semi-annual financial statements to all its shareholders.

COUNSEL AND INDEPENDENT AUDITORS

Stroock & Stroock & Lavan LLP, 180 Maiden Lane, New York, New York 10038-4982, as counsel for the Fund, has rendered its opinion as to certain legal matters regarding the due authorization and valid issuance of the shares being sold pursuant to the Fund's Prospectus.

Ernst & Young LLP, 5 Times Square, New York, New York 10036, independent auditors, have been selected as independent auditors of the Fund.

APPENDIX A

RISK FACTORS—INVESTING IN NEW YORK MUNICIPAL OBLIGATIONS

The following information constitutes only a brief summary, does not purport to be a complete description, and is based primarily on information drawn from the Annual Information Statement of the State of New York (the "State") and any updates available as of the date of this Statement of Additional Information. While the Fund has not independently verified this information, it has no reason to believe that such information is not correct in all material respects.

Economic and Demographic Trends

U.S. Economy. Following an unusually sluggish recovery period, the U.S. economy finally appears to be on a sustainable expansionary path. Since the simultaneous collapse of equities and the high-tech sector in 2000, the national economy absorbed three additional but distinct shocks: the September 11th terrorist attacks, a string of corporate governance scandals, and the war in Iraq and its aftermath. These events created an environment of uncertainty that lengthened the period of adjustment for the business sector from the unrealistic expectations of the late 1990s. However, the climate of uncertainty appears to have subsided and business confidence appears to be improving. Equity prices are rising in response to brisk profit growth and monetary policy is expected to remain accommodative. Household spending is expected to rise, supported by rising employment and incomes and the continued impact of the 2003 tax cuts. Finally, the combined impact of a moderately falling dollar and accelerating growth in the world economy is expected to increase the demand for U.S. exports in 2004, although on balance the trade deficit is projected to widen.

Strong real gross domestic product growth of 4.7% is projected for 2004, following growth of 3.1% for 2003. Total nonagricultural employment is projected to rise 1.1% in 2004, following a decline of 0.2% in 2003. The U.S. unemployment rate is expected to decline to 5.7% in 2004, from 6.0% in 2003. Persistent slack in the economy and declining oil prices are expected to lower the inflation rate to 1.8% in 2004 from 2.3% in 2003. Personal income is expected to increase 4.7% in 2004 following an increase of 3.3% in 2003.

State Economy. New York is the third most populous state in the nation and has a relatively high level of personal wealth. The State's economy is diverse, with a comparatively large share of the nation's financial activities, information, education and health services employment, and a very small share of the nation's farming and mining activity. The State's location and its air transport facilities and natural harbors have made it an important link in international commerce. Travel and tourism constitute an important part of the economy. Like the rest of the nation, New York has a declining proportion of its workforce engaged in manufacturing and an increasing proportion engaged in service industries.

The New York State economy also is slowly emerging from recession. The long recovery from the September 11th attacks and the loss of momentum in the national recovery has resulted in a lengthening of the State's recession. However, employment losses have stabilized and growth is evident in several sectors. State nonagricultural employment is projected to rise 0.8%

in 2004, the first increase in four years. Moreover, with the first sustained rise in equity prices in three years and interest rates remaining low, the outlook for the finance industry has brightened, improving prospects for bonuses and wages. Bonuses in the finance and insurance sector are projected to rise 11.7% in 2004-05, following growth of 23.2% for Fiscal Year 2003-04. State wages are expected to grow 5.1% in 2004, the best performance in four years. Personal income also is expected to increase by 5.1% in 2004, primarily reflecting the strength in wage growth. Consistent with national trends, State inflation is projected to fall from 2.8% in 2003 to 2.1% in 2004.

      The City of New York. The fiscal demands on the State may be affected by the fiscal health of New York City (the "City"), which relies in part on State aid to balance its budget and meet its cash requirements. The State's finances also may be affected by the ability of the City, and certain entities issuing debt for the benefit of the City, to market their securities successfully in the public credit markets. For its normal operations, the City depends on aid from the State both to enable the City to balance its budget and to meet its cash requirements. There can be no assurance that there will not be reductions in State aid to the City from amounts currently projected; that State budgets will be adopted by the April 1 statutory deadline, or interim appropriations will be enacted; or that any such delays will not have adverse impacts on the City's cash flow or expenditures.

      On January 28, 2003, the City released a modification to its four-year financial plan, which projected significantly lower tax revenues due to the continuing decline in financial services sector profits, and reflected other revised forecasts, such as higher pension costs. The modification also reflected the implementation of an 18.49% property tax increase, which was effective January 1, 2003. The January modification assumed the successful implementation of a program to close projected gaps of approximately $486 million in Fiscal Year 2002-2003 and $3.4 billion in Fiscal Year 2003-2004.

      On April 15, 2003 the City released its Fiscal Year 2003-04 budget and, primarily as a result of the continued decline in the tax revenue forecast and added costs arising from the State's 2003-04 Executive Budget, the budget gap was projected to be $3.8 billion in Fiscal Year 2003-04. The plan anticipated closing this budget gap through a $600 million gap-closing program, State actions totaling $2.7 billion, a $1.0 billion contingency plan if the State failed to act on these proposals, a streamlining of the delivery of social services ($75 million), a Federal program worth $200 million and $200 million in revenue as part of the phased-in payment for the airport lease. The City has recognized $2.7 billion in State assistance under the current budget.

      On June 30, 2003, the City submitted its four-year financial plan for Fiscal Years 2003-2007, which projected revenues and expenditures for Fiscal Years 2003 and 2004 balanced in accordance with Generally Accepted Accounting Principles ("GAAP"), and projected gaps of $2.0 billion, $3.2 billion, and $3.3 billion for Fiscal Years 2005, 2006, and 2007, respectively. On January 15, 2004, the City issued a modification to the June financial plan, which reflects the preliminary budget for Fiscal Year 2005. The January financial plan projects revenues and expenditures balanced in accordance with GAAP for Fiscal Years 2004 and 2005, and projects gaps of $2.0 billion, $2.9 billion and $2.2 billion in Fiscal Years 2006, 2007 and 2008, respectively. The January financial plan includes proposed discretionary transfers and prepayments in Fiscal Year 2004 of $1.39 billion, reflecting prepayments of debt service of $695 million due in each of Fiscal Years 2005 and 2006.

Potential risks include the loss of City savings due to the legal challenge concerning the payment of certain debt with funds provided by the State, the potential for higher uniform overtime costs, and the failure of the MTA (defined below) to assume operation of private bus services funded by the City, which total $531 million in Fiscal Year 2004 and $800 million annually in Fiscal Years 2005-08, as well as assumed State and federal assistance.

Metropolitan Transportation Authority (the "MTA"). The MTA oversees the operation of subway and bus lines in New York City by its affiliates, the New York City Transit Authority and the Manhattan and Bronx Surface Transit Operating Authority (collectively, the "TA"). Through its affiliated agency, the Triborough Bridge and Tunnel Authority (the "TBTA"), the MTA operates certain intrastate toll bridges and tunnels. Because fare revenues are not sufficient to finance the mass transit portion of these operations, the MTA depends on operating support from the State, local governments and the TBTA, including loans, grants and subsidies. If current revenue projections are not realized and/or operating expenses exceed current projections, the TA or commuter railroads may be required to seek additional State assistance, raise fares or take other actions.

On October 28, 2003, the MTA released a revised 2003 budget and a four-year financial plan for itself and its affiliates and subsidiaries for 2004-07, which included the fares on the transit and commuter systems and tolls on the TBTA's bridges and tunnels that were increased in May 2003. The MTA expected that all such entities would be able to maintain their respective operations on a self-sustaining basis through 2004 and anticipated budget gaps of $840 million in 2005, $1.34 billion in 2006 and $1.45 billion in 2007. The plan tracks the final year of the 2000-2004 Capital Programs of the transit and commuter systems that were approved by the Capital Program Review Board in the amount of $17.1 billion. Other amendments were subsequently approved raising the total of the programs to $17.9 billion.

On December 18, 2003, the MTA adopted a 2003 final budget estimate that showed an improvement of $152 million in the expected year-end cash balance, as well as an updated 2004 budget. The MTA decided to apply the additional 2003 cash balance to the prepayment of 2005 expenses, thereby lowering the anticipated budget gap in 2005 to $688 million.

Other Localities. Certain localities outside the City have experienced financial problems and have requested and received additional State assistance during the last several State fiscal years. The potential impact on the State of any future requests by localities for additional oversight or financial assistance is not included in the projections of the State's receipts and disbursements for Fiscal Year 2003-04 or thereafter.

Like the State, local governments must respond to changing political, economic and financial influences over which they have little or no control. Such changes may adversely affect the financial condition of certain local governments. It is also possible that the City, other localities or any of their respective public authorities may suffer serious financial difficulties that could jeopardize local access to the public credit markets, which may adverse affect the marketability of notes and bonds issued by localities within the State. Localities may also face unanticipated problems resulting from pending litigation, judicial decisions and long-range economic trends. Other large-scale potential problems, such as declining urban populations, increasing expenditures and the loss of skilled manufacturing jobs may also adversely affect localities and necessitate State assistance.

Special Considerations

Many complex political, social, and economic forces influence the State's economy and finances, which may in turn affect the State's annual financial plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions, and events that are not subject to the State's control. The State's financial plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and State economies. The Department of the Budget ("DOB") believes that its current estimates related to the performance of the State and national economies are reasonable. However, there can be no assurance that actual results will not differ materially and adversely from the current forecast.

Risks to the U.S. Forecast. Although DOB believes that the U.S. is on a sustainable growth path, that belief is contingent upon the absence of any further shocks to the economy. Unpredictable events such as a terrorist attack remain the biggest risk to the economic expansion. Such a shock could induce firms to postpone their spending and hiring plans again, reducing future investment and employment, which in turn could result in lower consumption growth. Moreover, a destructive attack on oil facilities abroad or a policy shift on the part of oil-producing nations could result in higher oil prices than anticipated, having adverse economic repercussions. Similarly, another large corporate governance scandal could dishearten investors, weakening equity prices and business and consumer spending.

If the Federal Reserve Board initiates a tighter monetary policy than anticipated, growth could also be more restrained than expected. Additionally, if households demonstrate a weaker response than expected to the fiscal stimulus provided by the tax cut, growth could be weaker than what is forecasted. There also is a risk of a "virtuous reform" by consumers to increase savings in order to readjust their balance sheets, which could lessen consumption and weaken corporate profits. The dollar is at some risk of a sharp adverse reaction by foreign investors, and a dollar collapse could impart a substantial inflationary impulse to the economy leading to higher interest rates and lower stock prices, both of which would constrict economic activity.

On the other hand, an economic resurgence that moderately exceeds DOB's expectations is also possible. A more rapid increase in export growth could generate a somewhat stronger increase in total output than expected. Similarly, lower inflation than expected could induce the Federal Reserve to postpone interest rate increases, resulting in stronger consumption and investment growth than projected. Moreover, strong productivity growth could result in higher real wages, supporting faster growth in consumer spending than expected.

Risks to the New York Forecast. In addition to the risks described above for the national forecast, there are risks specific to the State. Another attack targeted at New York City would once again disproportionately affect the State economy. Any other such shock that had a strong and prolonged impact on the financial markets would also disproportionately affect the State, resulting in lower income and employment growth than reflected in the current forecast. In addition, if the national and world economies grow more slowly than expected, demand for State goods and services would also be lower than projected, dampening employment and income growth relative to the forecast. In contrast, should the national and world economies grow faster than expected, a stronger upturn in stock prices, along with increased activity in financial markets is possible, resulting in higher wage growth than projected.

The State's economic expansion is just starting to gain momentum, and forecasting at or near a business cycle turning point is fraught with risk. Moreover, the financial markets, which are so pivotal to the direction of the downstate economy, are currently in a state of extreme flux. In the wake of several high-profile scandals, the pace of both technological and regulatory change is as rapid as it has ever been. These circumstances compound even further the difficulty in projecting industry revenues and profits.

2003-04 Enacted Budget Financial Plan

The State's current fiscal year began on April 1, 2003 and ends on March 31, 2004. On March 31, 2003 the Legislature enacted appropriations for all State-supported, contingent contractual, and certain other debt service obligations for Fiscal Year 2003-04. On May 2, 2003, the Legislature completed action on the remaining appropriations and accompanying legislation constituting the budget for Fiscal Year 2003-04. The Governor vetoed substantial portions of the budget revisions enacted by the Legislature, but the Legislature overrode the vetoes on May 15, 2003. Accordingly, DOB issued the Enacted Budget Financial Plan on May 28, 2003 that reflected final action on the 2003-04 State Budget by the Legislature (the "2003-04 Budget").

Subsequent 2003-04 Budget Revisions. In the 2003-04 Budget, DOB projected a potential imbalance in the General Fund of approximately $900 million prior to the anticipated receipt of certain Federal Funds, which provided $1.07 billion of fiscal relief to the State and included $645 million in one-time revenue sharing payments and $422 million from a 15-month increase in Federal matching payments for Medicaid costs. An additional $170 million in savings occurred from a delay in payments to the City associated with the Local Government Assistance Corporation ("LGAC"), for a total benefit of $1.24 billion. All other revisions since the enactment of the current budget resulted in no significant change to the budget balance. Thus, the net positive impact of the $1.24 billion eliminated the potential General Fund deficit, allowed a maximum deposit of $84 million to the rainy day fund and generated a $261 million surplus to help lower the budget gap.

DOB has revised its mid-year financial plan based on a review of actual operating results and updated economic analysis through mid-January 2004. DOB projects the State will end Fiscal Year 2003-04 with General Fund cash resources of $345 million above previously projected levels. The projected General Fund closing balance of $1.01 billion consists of $794 in the rainy day fund, $200 million in the community projects fund and $20 million in contingencies for litigation. The projected increase of $284 million reflects the addition of $200 million from spending delays and the $84 million in the rainy day fund. An additional deposit of $661 will be made to the tax refund reserve account to reflect $400 million in tobacco securitization proceeds planned for use in 2004-05 and the $261 cash surplus discussed above.

Revenue and Spending Projections. Revised projections for General Fund revenues for Fiscal Year 2003-04 have been lowered since mid-year projections by $108 million to $42.26 billion, and State Funds revenues have likewise fallen by $253 million to $62.39 billion. Revenue projections, however, for All Government Funds have increased by $731 million to $99.05 billion for Fiscal Year 2003-04.

Revised projections for General Fund disbursements for Fiscal Year 2003-04 have been lowered since mid-year projections by $392 million to $42.06 billion, and State Funds spending estimates have likewise fallen by $752 million to $62.11 billion. Revenue projections, however, for All Government Funds have increased by $314 million to $98.29 billion for Fiscal Year 2003-04.

General Fund. The General Fund is the principal operating fund of the State and is used to account for all financial transactions except those required to be accounted for in another fund. It is the State's largest fund and receives almost all State taxes and other resources not dedicated to particular purposes. In Fiscal Year 2003-04, the General Fund is expected to account for approximately 41% of All Governmental Funds disbursements.

Summary of General Fund Revenue and Spending Changes. Legislative changes are projected to increase revenues by $1.9 billion in Fiscal Year 2003-04, $1.4 billion in Fiscal Year 2004-05, and $605 million in Fiscal Year 2005-06. The outyear values of the revenue proposals decrease primarily because of "sunset" provisions enacted for the tax increases. In addition to these changes, revenues are projected to decrease from the 2003-04 Executive Budget forecast by $462 million in Fiscal Year 2003-04, primarily due to the impact of 2002-03 actuals on the current year, and the April 2003 income tax settlement. The net revenue change since the 2003-04 Executive Budget is therefore $1.4 billion. Not counted within these revenue totals are certain other revenue measures adopted by the Legislature that DOB considers to be speculative. Examples include receipts from video lottery terminals at racetracks, collection of cigarette and motor fuel taxes on Indian reservations, and use tax collections.

General Fund spending is projected to increase from the 2003-04 Executive Budget by a net $2.3 billion in Fiscal Year 2003-04, $4.5 billion in Fiscal Year 2004-05 and $4.2 billion in Fiscal Year 2005-06. This spending increase reflects net Legislative restorations and additions to the 2003-04 Executive Budget, including the denial of the Governor's pension reform proposals included in the 2003-04 Executive Budget ($434 million in 2004-05 and $197 million in 2005-06, after deferring required Fiscal Year 2003-04 payments with interest to 2005-06). It also reflects increased outyear costs resulting from the school aid database update ($184 million in 2004-05 and $60 million in 2005-06). In addition, the net spending changes include costs DOB projects but which the Legislature believes may not occur. Examples include a $200 million lump sum appropriation for member items which DOB values at $200 million in costs and which the Legislature valued at $100 million; various Medicaid savings DOB believes are not fully attainable; and higher costs associated with shelter allowances for welfare recipients.

General Fund Revenue Actions. Revenue actions included with the 2003-04 Budget include: a personal income tax increase ($1.4 billion); a limited liability company filing fee increase ($26 million); income tax withholding for certain partnerships ($15 million); reduced interest for late refunds ($5 million); increasing the State sales tax rate from 4% to 4.25% ($450 million); temporarily replacing the permanent sales tax exemption on items of clothing and shoes priced under $110 with a sales tax free week in August 2003 and another in January 2004 for the same items and thresholds ($449 million); including the New York City cigarette excise tax in the sales tax base ($7 million); changing the tax structure for insurance companies ($158 million); decoupling from the Federal bonus depreciation provisions ($58 million); decoupling from Federal expensing provisions for sports utility vehicles; and reducing the time period for collecting abandoned property related to the demutualization of insurance companies ($75 million). In total, the 2003-04 Budget includes over $2.4 billion in revenue actions including those contained in the 2003-04 Executive Budget.

As part of the 2003-04 Budget, the Legislature also enacted tobacco securitization legislation that creates a bankruptcy-remote corporation to securitize all or a portion of the State's future share of tobacco settlement payments. The corporation will issue debt backed by payments from the tobacco industry under the master settlement agreement (the "MSA") and a contingent-contractual obligation on behalf of the State to pay debt service if MSA payments prove insufficient. The structure is designed to reduce overall borrowing costs to a level comparable to a typical State bond sale. The 2003-04 Budget assumes net proceeds of $3.8 billion ($1.9 billion on an adjusted basis) from this transaction in the current year and $400 million in 2004-05; these amounts are reflected as miscellaneous receipts in the 2003-04 Budget. It is possible that, in order to reduce costs of issuance, take advantage of current low interest rates and improve its cash flow balances, the State may securitize amounts sufficient to receive the entire $4.2 billion in Fiscal Year 2003-04, reserving the $400 million for 2004-05 budget balance.

Proposed 2004-05 Executive Budget

Summary. Consistent with DOB projections since the 2003-04 Enacted Budget, the current budget is soundly balanced while the baseline budget gap for 2004-05 is projected at $5.1 billion and the outyear gaps at roughly $7 billion to $8 billion. The 2004-05 Executive Budget (the "2004-05 Budget") recommendations will close the entire 2004-05 gap, and significantly reduce the outyear gaps.

The 2004-05 Budget projects that a strengthening economic recovery will produce a return to above-average rates of growth in tax revenues, reflecting overall tax receipt growth of 7.8%. Real gross domestic product growth for the United States is forecast at 4.7%, with employment growth expected to accelerate in 2004. The equity market rebound is expected to produce renewed growth in financial sector compensation and in taxable income gains for the owners of corporate equities.

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Reforms are proposed to hold spending in line with available resources, particularly in Medicaid and pensions. State agency operations will continue to be made more efficient, in part through the expansion of operational "hosting" by one agency of administrative functions for multiple agencies. The State workforce is expected to remain level at roughly 187,900. Revenue proposals focus on maximization of Federal resources, closing tax loopholes and ensuring that fees adequately fund the activities they support. Rainy day reserves are increased, and modest but important targeted investments are recommended in economic development, including tax cuts.

The 2004-05 Budget also includes funding in response to the State Court of Appeals ruling requiring the State to implement reforms that ensure all children have the opportunity for a sound basic education ("SBE"). This Budget takes the first step in a multi year effort to fund SBE costs by reserving all proceeds from video lottery terminals ("VLTs") and providing additional General Fund support of $100 million to New York City for this purpose. VLT proceeds from facilities now being developed and new ones proposed with the 2004-05 Budget are projected at $325 million in the 2004-05 school year growing to $2 billion annually over the next five years.

The 2004-05 Executive Budget is expected to have a positive $1.4 billion impact on local governments, and furthers the process of lowering the local property tax burden over a multi year period. The $3 billion STAR program significantly reduced the school tax burden. Recommendations this year would contain the growth in local property taxes through a proposed multi year takeover of Medicaid long-term care costs, reforms in pensions and health care that lower costs for both the State and its localities, and a cap on school district spending increases. In addition, a comprehensive mandate relief package is proposed to assist local governments.

Finally, this Budget begins rebuilding State reserves by making a maximum $84 million deposit to the rainy day fund in Fiscal Year 2003-04, the eighth such deposit made in the last nine years. The last several years have clearly demonstrated that adequate reserve levels are critical if the State is to withstand economic downturns without draconian local assistance budget cuts or massive layoffs.

Sources of the 2004-05 Budget Gap. Prior to the announcement of the 2004-05 Budget, the State faced potential General Fund budget gaps of $5.1 billion in 2004-05, $6.7 billion in 2005-06, and $7.8 billion in 2006-07. The current $5.1 billion gap is at the lower end of the projected range due to modestly improved economic conditions and the expectation of continued increases in financial services incomes.

Underlying receipts growth in Fiscal Year 2004-05, adjusted to exclude the impact of tax law changes, is projected to increase by roughly $2.8 billion (7%) over Fiscal Year 2003-04. The incremental value of existing tax law changes results in a net decrease of $265 million in receipts. The underlying receipts growth was also offset by the loss of tobacco securitization proceeds which were used, as planned, to provide $3.8 billion of resources in Fiscal Year 2003-04 and $400 million in 2004-05, resulting in a net decrease of $3.4 billion. A one-time Federal revenue sharing grant of $645 million provided by the Federal economic stimulus package is not available next year. In addition, increasing debt service costs reduce the amount of available

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General Fund taxes, including costs for the State Personal Income Tax Revenue Bond Program and the LGAC.

Annual spending is projected to grow by $3.1 billion, driven mainly by higher costs for employee pensions (up 137%); Medicaid, primarily to support current service levels and the inability to achieve proposed cost containment actions in the current budget; as well as for mental hygiene, higher education and welfare. Also, one-time actions that reduced General Fund spending in the current budget are not available in 2004-05, including a temporary increase in the Federal match rate for Medicaid, the use of Federal Temporary Assistance for Needy Families ("TANF") for welfare-related spending, and Medicaid and Tuition Assistance Program payment rolls that drive higher 2004-05 costs. Spending for debt service and employee health insurance is also projected to increase as a result of programmatic and inflationary pressures. These cost increases are partially offset by the 2002-03 payment deferrals.

2004-05 Gap-Closing Plan. The 2004-05 Budget fully closes the $5.1 billion General Fund budget gap with a mix of spending restraint, revenue actions and transitional financing. Actions of nearly $3.9 billion and $3.5 billion in Fiscal Years 2005-06 and 2006-07, respectively, will reduce the outyear gaps to more manageable levels of $2.9 billion and $4.3 billion in Fiscal Years 2005-06 and 2006-07, respectively. In addition, $240 billion in Fiscal Year 2004-05 ($325 billion on a school year basis), growing to $2 billion annually over the next five years, is reserved from new VLT resources to fund the SBE requirements.

Recommendations to restrain spending in the General Fund total $2.59 billion and include a combination of program restructuring and the use of alternate funding sources. Significant savings proposals include:

- Medicaid/health care cost containment to restrain prescription drug costs, lower the cost of optional services, and enhance case management ($425 million);

- Pension reforms, including a cap in the annual increases in employer contribution rates ($440 million);

- Restructure welfare-related programs including enhanced mandated employment requirements ($88 million) and use of Federal resources to support spending ($274 million);

- Cost containment in mental hygiene programs ($133 million) and initiatives to increase other revenues ($165 million); and

- Lower debt service costs through debt management actions including refundings and expanded use of variable rate debt ($150 million).

All other spending actions totaled $595 million including recommended efficiencies in State agency operations and restraint in local assistance spending and transportation costs offset by General Fund spending increases for additional General Fund school aid support to New York City ($70 million) that will supplement VLT reserves for SBE and initial costs for the proposed multi-year State takeover of local Medicaid costs for long-term care services ($24 million).

Revenue proposals are expected to raise $972 million in Fiscal Year 2004-05 and include the provision of four sales tax free weeks instead of a permanent exemption on clothing and footwear ($400 million) and reimposition of an assessment on hospital and home care revenues and an increase to the existing reimbursable nursing home revenue assessment to support health care programs ($323 million).

The 2004-05 Budget includes a total of $1.51 billion in nonrecurring actions including:

- The shift of various pay-as-you-go capital projects to bond financing ($283 million);

- A continuation of the legislative delay of the last Medicaid cycle payable at the end of the year ($190 million);

- Additional revenues produced by the 2003-04 tobacco bond sale ($181 million);

- Implementation of an alternative proposal regarding LGAC bondholders ($170 million);

- Legislation to reverse the effect of the recent decision to eliminate delays in collecting tax payments ($50 million); and,

- All other proposals include using available resources of the Power Authority of the State of New York to help finance the "Power-for-Jobs" program ($100 million), sweeps of available fund balances ($72 million) and continuation of bond issuance charges ($50 million).

In addition, surplus reserves from the Housing Finance Agency (the "HFA") will be available in 2004-05 and used to lower the projected 2005-06 outyear gap.

The 2004-05 Financial Plan

This section provides a comprehensive explanation of the Financial Plan activity within key functional areas (e.g. Medicaid) across all governmental fund types. The State accounts for all budgeted receipts and disbursements that support programs and other administrative costs of running State government within the All Governmental Funds type. The All Governmental Funds, comprised of funding supported by State Funds and Federal Funds, provides the most comprehensive view of the financial operations of the State. State Funds includes the General Fund, which is the principal operating fund of the State, and other State-supported funds including State Special Reserve Funds, Capital Projects Funds and Debt Service Funds.

Receipts Outlook. All Governmental Funds receipts are estimated to reach $99.05 billion in Fiscal Year 2003-04, an increase of $10.98 billion (12.5%) from Fiscal Year 2002-03. The increase reflects both gradually improving economic conditions and significant policy actions taken with the 2003-04 Budget. These actions included $4.20 billion in tobacco securitization proceeds as well as temporary increases in personal income tax rates and in the base and rate of the sales tax. General Fund receipts are estimated to reach $42.26 billion in Fiscal Year 2003-04, an increase of $4.86 billion (13.0%) from Fiscal Year 2002-03. The increase is largely the result of the collection of $4.2 billion in tobacco securitization proceeds and $645 million in Federal revenue sharing grants.

All Governmental Funds receipts are projected to reach $99.52 billion in Fiscal Year 2004-05, an increase of $463 million (0.5%) from Fiscal Year 2003-04. The small net increase is due to the one-time nature of tobacco securitization and federal revenue sharing received in

Fiscal Year 2003-04 offset by expected improvements in economic conditions that will increase tax receipts significantly, and by revenue actions taken with the 2003-04 budget. General Fund receipts are projected to reach $41.83 billion in 2004-05, a decrease of $424 million (1.0%) from Fiscal Year 2003-04. The major source of the annual change in the General Fund is the impact of the $4.2 billion in tobacco securitization proceeds and $645 million from Federal Revenue sharing grants, which were received in Fiscal Year 2003-04, but will not recur in Fiscal Year 2004-05. This loss is offset, in part, by increased receipts from both the personal income and sales taxes, as a result of temporary tax increases adopted as part of the 2003-04 Budget. Overall, improved economic performance and a resurgence in financial service sector compensation are also expected to increase 2004-05 receipts.

Total Governmental Receipts comprise revenues from the personal income tax ($27.46 billion), user taxes and fees ($12.48 billion), business taxes ($5.44 billion), other taxes ($1.22 billion), miscellaneous receipts ($16.64 billion), and Federal grants ($36.26 billion). *Personal Income Tax.* The net receipts for Fiscal Year 2003-04 are estimated to reach $24.08 billion, an increase of $385 million (1.6%) from 2002-03 due largely to a modestly improved economic environment and the first-year impact of the temporary three-year tax increase enacted in 2003. Personal income tax General Fund receipts for Fiscal Year 2003-04 are estimated to reach $15.79 billion, a decrease of $1 billion (5.9%) from Fiscal Year 2002-03.

Net receipts for Fiscal Year 2004-05 are projected to reach $27.46 billion, an increase of $3.38 billion (14.0%) from 2003-04 due largely to three factors: an increase in underlying liability growth associated with improved economic conditions; the temporary three-year tax increase enacted in 2003; and a $1.27 billion higher contribution from the Refund Reserve account. Personal income tax General Fund receipts for 2004-05 (net of the Refund Reserve transaction) are projected to reach $17.83 billion, an increase of $1.46 billion (8.9%) from Fiscal Year 2003-04.

User Taxes and Fees. All Governmental Funds user taxes and fees receipts for Fiscal Year 2003-04 are estimated to reach $11.82 billion, an increase of $1.01 billion (9.4%) from 2002-03. The sales and use tax increased an estimated $1.03 billion (11.7 %) from 2002-03. The remainder of this category declined by an estimated $15 million (0.7%) for Fiscal Year 2003-04, due mainly to declines in taxable cigarette consumption. General Fund user taxes and fees net receipts are estimated to reach $7.9 billion, an increase of $834 million (11.8%) from Fiscal Year 2002-03. The General Fund sales and use tax increased an estimated $850 million (13.4%) from 2002-03 and the other user taxes and fees declined by an estimated $16 million (2.2%).

All Funds user taxes and fees net receipts for 2004-05 are projected to reach $12.48 billion, an increase of $667 million (5.7%) from Fiscal Year 2003-04. The sales and use tax is projected to increase $662 million (6.8%) due largely to increases in employment, income and overall consumption, which expanded the estimated taxable base. The other user taxes and fees are projected to increase $5 million (0.2%). General Fund user taxes and fees net receipts for 2004-05 are projected to reach $8.34 billion, an increase of $443 million (5.6%) from Fiscal Year 2003-04. The sales and use tax is projected to increase $488 million (6.8%) from Fiscal Year 2003-04. The other user taxes and fees are projected to decrease $44 million (6.2%) from

Fiscal Year 2003-04, due mainly to the increased dedication of motor vehicle fee receipts to transportation funds.

Business Taxes. All Governmental Funds business tax receipts are expected to reach $5.0 billion in Fiscal Year 2003-04, which is unchanged from 2002-03. Receipts are estimated to have remained roughly flat due to the offsetting impacts of weak profit performance in the corporate and banking sector in 2002 and 2003 with increased insurance tax collections associated with policy actions adopted in 2003. General Fund business tax receipts in Fiscal Year 2003-04 are estimated to be $3.39 billion, or $15 million (0.43%) over 2002-03.

All Governmental Funds business tax receipts in 2004-05 are expected to be $5.39 billion, or $411 million (8.3%) above Fiscal Year 2003-04. This is primarily because of the anticipated increase in insurance tax receipts associated with continued premium growth and the expectation of strengthening corporate and bank profitability. General Fund business tax receipts in 2004-05 are projected to be $3.74 billion, or $344 million (10.1%) over Fiscal Year 2003-04. This is due primarily to tax law changes enacted in Fiscal Year 2003-04 relating to intangible income and the de-coupling from certain Federal tax provisions, and the expectation of strengthening corporate and bank profits.

Other Taxes. All Funds other taxes, which include estate, pari-mutuel, gift, real property gains, real estate transfer, and racing admissions/boxing and wrestling exhibition taxes, are estimated at $1.23 billion in Fiscal Year 2003-04, an increase of $43 million (3.7%) over 2002-03. The increase is primarily caused by an increase in the collections of the estate tax, which reflects an increase of equity values that improves the value of estates. General Fund other taxes are estimated at $784 million in Fiscal Year 2003-04, an increase of $41 million (5.5%) over 2002-03.

The estimate for All Funds other taxes in 2004-05 is $1.22 billion, which is $11 million (0.9%) below Fiscal Year 2003-04. The decline is the result of a projected decrease in estate tax collections of $22 million partially offset by a projected increase in real estate transfer tax receipts of $11 million. The estimate for General Fund other taxes in 2004-05 is $762 million, which is $22 million (2.8%) below Fiscal Year 2003-04. Both estimates reflect an anticipated leveling off of market equity values.

Miscellaneous Receipts. All Governmental Funds miscellaneous receipts for Fiscal Year 2003-04 are projected to reach $19.75 billion, an increase of $5.60 billion (39.6%) from 2002-03. This increase primarily reflects the one-time receipt of tobacco securitization proceeds in the General Fund totaling $4.2 billion and projected growth of $1.40 billion in other State Funds. Miscellaneous receipts in State Funds are projected at $19.62 billion, an increase of $5.62 billion (40.1%) from 2002-03. This increase is comprised of the net increase in the General Fund described below augmented by the projected growth of $1.74 billion in other State funds. Growth in other State funds includes higher receipts in transportation ($870 million), State University of New York ("SUNY") ($435 million), school aid ($113 million), City University of New York ("CUNY") ($87 million), and modest increases in numerous other programs. General Fund miscellaneous receipts for Fiscal Year 2003-04 are estimated to reach $5.97 billion, including $4.2 billion in tobacco securitization proceeds, an increase of $3.88 billion (65%) from

2002-03. With tobacco securitization proceeds excluded, miscellaneous receipts are estimated to decrease by $321 million (15.4%) from 2002-03, largely due to lower collections in unclaimed and abandoned property.

All Governmental Funds miscellaneous receipts for 2004-05 are projected to reach $16.64 billion, a decrease of $3.10 billion (15.7%) from Fiscal Year 2003-04. Miscellaneous receipts in State Funds are projected at $16.52 billion in 2004-05, a decline of $3.10 billion (15.88%) from the current year. Growth in other State funds includes higher receipts in lottery for anticipated VLT proceeds ($240 million), increased provider assessments reflecting the proposed assessments on nursing home, hospital and home care revenues ($258 million), and additional financing of health care costs ($279 million). General Fund miscellaneous receipts are projected to total $2.09 billion in 2004-05, a decrease of $3.88 billion (65%) from the current fiscal year. This decrease is due largely to the tobacco securitization proceeds described above. Excluding these proceeds, General Fund miscellaneous receipts would increase by $317 million. *Federal Grants.* All Governmental Funds Federal grants for Fiscal Year 2003-04 are projected to reach $37.19 billion, an increase of $3.94 billion (11.8%) from 2002-03. This increase primarily reflects growth in federal spending in the following program areas: Medicaid ($2.44 billion), World Trade Center pass-through costs ($885 million), and the increase in the General Fund. Federal Grants reported in State Funds are projected at $657 million in Fiscal Year 2003-04, an increase of $657 million from 2002-03. Federal Grants in the General Fund are projected at $645 million in Fiscal Year 2003-04, an increase of $645 million from 2002-03. Both increases reflect the one-time Federal revenue sharing payments received in Fiscal Year 2003-04.

All Governmental Funds Federal grants for 2004-05 are projected to reach $36.27 billion, a decrease of $922 million (2.5%) from Fiscal Year 2003-04. This decrease reflects primarily the General Fund decrease of $645 million from the current fiscal year, augmented by the decrease in World Trade Center pass-through costs ($200 million). Federal Grants in State Funds are projected at $12 million, a decline of $633 million (96.3%) from the current year. There are no projected Federal Grants in 2004-05 in the General Fund, a decrease of $645 million from the current fiscal year.

Disbursements Outlook. The Financial Plan projections assume that the 2004-05 Budget and all accompanying proposals are enacted in their entirety. Absent the 2004-05 Budget recommendations designed to reduce the growth in annual spending, General Fund spending would increase by more than $3 billion over Fiscal Year 2003-04.

SPENDING PROJECTIONS AFTER RECOMMENDED SAVINGS MAJOR SOURCES OF ANNUAL CHANGE (millions of dollars)			
	General Fund	State Funds	All Government Funds
2003-04 Revised Estimate	42,060	62,112	98,293
Medicaid	373	672	738
Mental Hygiene	299	342	233
Debt Service	285	566	566
Employee Health Insurance	255	255	255
Higher Education	206	304	58
Pensions	184	184	184

P:\Edgar Filings\Pending\021\485BPOS\j37021.doc-004

	General Fund	State Funds	All Government Funds
	SPENDING PROJECTIONS AFTER RECOMMENDED SAVINGS MAJOR SOURCES OF ANNUAL CHANGE (millions of dollars)		
School Aid	169	278	278
All Other	(46)	685	1,101
2002-03 Payment Deferrals	(1,900)	(1,900)	(1,900)
2004-05 Executive Budget	**41,885**	**63,498**	**99,806**
Annual $ Change	**(175)**	**1,386**	**1,513**
Annual % Change	**(0.4%)**	**2.2%**	**1.5%**

Medicaid. Medicaid, the single most expensive program budgeted in New York State, finances health care for low-income individuals, long-term care for the elderly, and services for disabled individuals, primarily through payments to health care providers. New York's Medicaid program is financed jointly by the Federal government, the State, and counties. Total Medicaid financing from all sources is projected to reach $42.7 billion in 2004-05, consisting of $21.9 billion in Federal support, $13.8 billion in State funding, and $7.0 billion in local government financing. The 2004-05 Budget does not include the local government share of Medicaid funding, but does include the entire Federal share of the program.

The total Medicaid caseload is projected at 3.7 million in 2004-05, an increase of 5% from the current fiscal year. Other changes primarily include a "tobacco guarantee" payment to HCRA to replace the loss of revenue from the securitization of tobacco proceeds ($118 million) and the loss of the federal matching rate which will result in higher General Fund costs ($390 million) and lower spending from Federal Funds ($584 million). The 2004-05 Budget includes higher General Fund costs for the proposed multi year State takeover of local Medicaid costs of long-term care services ($24 million) and a revision to the 1993 wage equalization factor used in the calculation of nursing home reimbursement rates ($19 million). The 2004-05 Budget proposes a restoration of a 0.7% assessment on hospital and home care revenues and restoring the nursing home reimbursable assessment from 5.0% to 6.0% of revenues in order to finance State Medicaid spending. Total recommended actions reduce General Fund costs by $170 million and Federal Funds spending by $256 million.

School Aid. School aid, the single largest program financed by the General Fund and State Funds, helps support elementary and secondary education provided to New York pupils enrolled in 680 school districts throughout the State. State funding is provided to districts based on aid formulas governed by statute and through reimbursement for various categorical programs. On a school year basis (July 1 through June 30), support for general school aid is recommended at $14.6 billion, an increase of $147 million (1%) over the current school year. In addition to $14.6 billion for general school aid, the budget sets aside all revenues from VLTs to support SBE requirements. Based upon VLT facilities now being developed and new ones proposed with the 2004-05 Budget, receipts are projected at $325 million in the 2004-05 school year, growing to $2 billion annually over the next five years. To supplement the VLT revenues, New York City will also receive a separate $100 million SBE matching grant ($70 million on a State fiscal year basis) as part of its general school aid. General Fund spending in 2004-05 is projected at $12.53 billion on a State fiscal year basis.

The State Lottery Fund contribution is projected at $1.95 billion, an increase of $110 million in additional lottery revenues, including $43 million associated with proposed enhancements to the Quick Draw program. In addition, $240 million is reserved from VLT revenues ($325 million on a school year basis) to support SBE reforms. In addition to the school year totals referenced above, Federal Funds also provide $2.89 billion in education funding to school districts in 2004-05.

Welfare. Welfare programs provide a wide range of benefits to poor families including cash assistance grants, child welfare services, tax credits for eligible low-income workers, and services that assist welfare recipients in securing and retaining employment. Funding is also provided for local administration of welfare programs. Total welfare spending is projected to be approximately $8.2 billion in Fiscal Year 2004-05, compared to approximately $8.1 billion in the current year. Total welfare caseload is estimated at 653,041 in 2004-05, an increase of 36,201 from the current fiscal year. Federal assistance consists of funds provided through the TANF block grant. Additional General Fund costs from caseload and expenditure growth reflect a projected 4.7% increase in the family caseload, a 10% increase in the single adult/childless couples caseload, and 3% growth in expenditures per person. Federal funding for welfare is a fixed amount provided through a TANF block grant and does not increase or decrease based on changes in caseload or State expenditures.

2004-05 General Fund increases resulting from the loss of TANF in Fiscal Year 2003-04 ($322 million), include the one-time delay in the transfer of TANF funds to the Child Care Block Grant and the availability of one-time unprogrammed TANF initiative funding. The $70 million decrease in Federal Funds primarily reflects this reduced Federal funding available to support TANF-funded initiatives. Additional General Fund costs reflect increased funding for welfare employment and other initiatives ($63 million) and the use of one-time administration credits in Fiscal Year 2003-04 ($56 million), which are partially offset by the annualization of the reduction in local administrative reimbursement enacted in Fiscal Year 2003-04 ($45 million).

Office of Children and Family Services. The Office of Children and Family Services ("OCFS") provides child welfare services including foster care, adoption, child protective services and childcare. Total State spending for Fiscal Year 2004-05 is estimated to be approximately $5.7 billion with an additional $1.7 billion in Federal aid. A net decrease in Fiscal Year 2004-05 All Funds spending is attributable primarily to a reduction of the Federal TANF for Child Care and Title XX program support ($150 million), partially offset by growth in State child welfare costs for preventive services, child protective services, and adoption subsidies supported by the General Fund ($48 million) and other State support ($14 million). In the General Fund, the impact of the reduced TANF to Title XX transfer produces increased child welfare spending by $58 million.

Mental Hygiene. Fiscal 2004-05 disbursements are forecasted to be approximately $10.4 billion, with an additional $2.5 billion in Federal funds. The State mental health agencies collectively provide a wide array of services to special needs populations. Services are administered to individuals with mental illnesses, developmental disabilities and/or chemical dependencies through institutional and community-based settings. Many of these services are partially financed with State and Federal Medicaid dollars. Annual General Fund growth of

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$299 million is attributable primarily to increased State Operations costs including payment of an "extra" institutional facilities payroll ($95 million), local services and program enhancements and a reduction in available patient care revenues, primarily as a result of nonrecurring debt management actions ($69 million) and the expiration of the temporary 15- month increase in the Federal Medicaid matching rate ($40 million) used to support State Operations costs in the General Fund. Absent proposed budget actions, mental hygiene agencies would have otherwise experienced roughly double the projected General Fund growth of $299 million in 2004-05.

Higher Education. Fiscal 2004-05 disbursements are forecasted to be approximately $15.6 billion, with an additional $128 million in Federal funds and approximately $3.7 billion from other State sources. Higher education includes operational and administrative costs for SUNY and CUNY and the Higher Education Services Corporation, which is responsible for administering grant awards to income eligible students. General Fund costs increase by $104 million in 2004-05 as a result of legislative actions in the 2003-04 Budget that deferred grant award costs into 2004-05. The 2004-05 Executive Budget also provides funding for higher costs at SUNY and CUNY for salaries and fringe benefits, community college enrollment growth, inflationary increases and growth in the number of grant recipients.

Debt Service. Fiscal 2004-05 disbursements are forecasted to be approximately $9.7 billion, with an additional $2.1 billion from other State sources. Debt Service Funds are the conduits through which the State pays debt service on all State supported bonds, including general obligation bonds for which the State is constitutionally obligated to pay debt service and bonds issued by State public authorities for which the State is contractually obligated to pay debt service subject to an appropriation. Debt service is paid by transfers from the General Fund, dedicated taxes and fees, and other resources such as patient income revenues.

The growth in the General Fund is the result of increases in net debt service payments to support capital projects for Corrections ($86 million), SUNY Educational Facilities ($71 million), CUNY ($68 million), the Metropolitan Transportation Authority (MTA) ($41 million) and the HFA ($26 million), offset by modest reductions in other programs. The increase in net debt service costs related to other State-supported funds is also attributable to SUNY dormitory facilities ($32 million), Mental Hygiene facilities ($93 million), transportation ($70 million), economic development ($58 million) and educational capital programs ($38 million).

General State Charges. General State Charges ("GSCs") account for the costs of fringe benefits to State employees and retirees of the Executive, Legislative and Judicial branches, as well as for taxes on public lands and litigation. The General Fund supports approximately 85% of GSCs spending. Fringe benefit payments, many of which are mandated by statute or collective bargaining agreements, include employer contributions for pensions, social security, health insurance, workers' compensation and unemployment insurance.

Fiscal Year 2004-05 spending is forecasted to be approximately $12 billion. Higher projected contributions to the New York State and Local Retirement Systems are associated with prior year pension investment losses and the expansion of retiree benefits. Baseline projections from the State Comptroller show an employer pension contribution rate of 12.3% of payroll that would produce an annual State pension cost increase of $664 million (136.8%). The 2004-05

Budget proposes a series of pension reforms that will moderate these costs and produce a total employer pension contribution of $669 million, an annual increase of $184 million (37.9%). Providing health insurance to State employees and retirees is projected to total $2.05 billion in 2004-05, an increase of $255 million. This is attributable primarily to underlying growth of 13% in premium costs to cover the rising expense and utilization of employee health care, including escalating prescription drug costs.

Other Expenses. In addition to the programs described above, the 2004-05 Budget includes funding for Economic Development, Parks, the Environment, Public Health, Education, Public Protection, General Government, the Judiciary, and various other programs. Other significant savings actions contained in this Budget, include:

- $150 million in recurring State operations efficiencies;

- over $56 million in savings due to reductions in local public health programs and significant reforms are proposed that contribute savings in the outyears of the Financial Plan;

- $117 million in transportation savings; and

- savings from modest 5% reductions to a variety of local assistance programs.

All other State Funds spending is projected to increase $685 million over the current fiscal year. Growth in other State-supported spending includes economic development capital projects ($320 million), capital projects related to the E-911 program ($100 million), increased taxpayer participation and tax levy growth in STAR ($163 million), spending from the Indigent Legal Services Fund ($31 million), and inflationary increases and higher enrollment in the Elderly Pharmaceutical Insurance Coverage (EPIC) program ($73 million).

All Governmental Funds spending for these programs is projected to increase by $1.10 billion from the current fiscal year. This increase includes State Funds spending growth of $685 million and higher Federal spending of $416 million for, among other things, transportation-related capital projects ($172 million), implementation of the Help America Vote Act of 2002 ($142 million), and reimbursement for World Trade Center costs ($200 million).

Outyear General Fund Financial Plan Projections

At the beginning of the 2004-05 budget cycle, the State faced potential budget gaps of $6.7 billion and $7.8 billion in Fiscal Years 2005-06 and 2006-07, respectively. The 2004-05 Budget reduces the gaps by proposing approximately $3.5 billion in recurring savings. The gaps assume the Legislature will enact the proposed budget in its entirety. The austerity measures limiting discretionary spending will remain in force and all State agencies will continue to operate under the current hiring freeze and continue to seek opportunities to achieve greater productivity, improve services and reduce costs.

General Fund receipts are estimated at $41.98 billion and $43.27 billion in Fiscal Years 2005-06 and 2006-07, respectively. Receipts growth is expected to exceed historical averages, consistent with economic expansion. Adjusted tax receipts are expected to increase by 2.9% and 3.7% in each successive year, which reflect the phase-out of temporary personal income tax and sales tax increases. The growth in tax receipts is consistent with current State and national economic forecasts.

Absent additional spending controls greater than those proposed in the 2004-05 Budget, DOB currently projects that General Fund spending will grow by $3.11 billion (7.4%) in Fiscal Year 2005-06 and $2.59 billion (5.8%) in Fiscal Year 2006-07. The primary sources of this growth are projected to be in Medicaid ($1.41 billion and $1.25 billion, respectively), welfare ($366 million and $225 million, respectively) and school aid (excluding SBE expenses) ($214 million and $285 million, respectively). Mental hygiene, State operations and local assistance programs also will require substantial additional spending.

State Indebtedness

General. Financing activities of the State include general obligation debt and State-guaranteed debt, to which the full faith and credit of the State has been pledged, as well as lease-purchase and contractual-obligation financing, moral obligation and other financing through public authorities and municipalities, where the State's legal obligation to make payments to those public authorities and municipalities for their debt service is subject to annual appropriation by the Legislature. The State has never defaulted on any of its general obligation indebtedness or its obligations under lease-purchase or contractual-obligation financing arrangements and has never been called upon to make any direct payments pursuant to its guarantees.

Limitations on State-Supported Debt.

Debt Reform Act of 2000. The Debt Reform Act of 2000 (the "Act") is intended to improve the State's borrowing practices, and it applies to all new State-supported debt issued on and after April 1, 2000. It also imposes phased-in caps on new debt outstanding and new debt service costs. The Act also limited the use of debt to capital projects and established a maximum term of 30 years on such debt. The cap on new State-supported debt outstanding began at 0.75% of personal income in 2000-01, and will gradually increase until it is fully phased-in at 4.0% in 2010-11. Similarly, the cap on covered debt service costs began at 0.75% of total State funds receipts in 2000-01, and will gradually increase to 5.0% in 2013-14.

As of the most recent calculations in October 2002, the State reported that it was in compliance with both debt caps, with debt issued after March 31, 2000 and then outstanding at 0.67% of personal income and debt service on such debt at 0.36% of total State receipts, compared to the caps of 1.25% each. DOB expects that debt outstanding and debt service costs for Fiscal Years 2002-03 and 2003-04 will also be within the statutory caps.

Variable Rate Obligations and Related Agreements. State statutory law authorizes issuers of State-supported debt to issue a limited amount of variable rate obligations and, subject to various statutory restrictions, enter into a limited amount of interest rate exchange agreements. State law limits the use of debt instruments which result in a variable rate exposure to no more than 15% of total outstanding State-supported debt, and limits the use of interest rate exchange agreements to a total notional amount of no more than 15% of total State-supported outstanding

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debt. As of March 31, 2003, there was approximately $2.0 billion in debt instruments resulting in a variable rate exposure. In addition, four authorized issuers entered into a total notional amount of $2.2 billion in interest rate exchange agreements, with a mark-to-market value of about $63 million. Both amounts are less than the statutorily cap of 15%. DOB expects that the amount of interest rate exchange agreements and net variable rate obligations will remain within the statutorily imposed limits.

State-Supported Debt.

General Obligation Bond Programs. General obligation debt is currently authorized by the State for transportation, environment and housing purposes. The amount of general obligation bonds issued in Fiscal Year 2002-03 (excluding refunding bonds) was $244 million. Transportation-related bonds are issued for State highway and bridge improvements, aviation, highway and mass transportation projects and purposes, and rapid transport, rail, canal, port and waterway programs and projects. Environmental bonds are issued to fund environmentally sensitive land acquisitions, air and water quality improvements, municipal non-hazardous waste landfill closures and hazardous waste site cleanup projects. As of March 31, 2003, the total amount of general obligation debt authorized was $14.535 billion, of which approximately $4.0 billion was outstanding.

Lease-Purchase and Contractual-Obligation Financing Programs. Lease-purchase and contractual-obligation financing arrangements with public authorities and municipalities has been used primarily by the State to finance the State's bridge and highway programs, SUNY and CUNY buildings, health and mental hygiene facilities, prison construction and rehabilitation and various other State capital projects. As of March 31, 2003, the State had authorized over $50 billion in total financing arrangements, of which approximately $30.5 billion was outstanding.

Debt Servicing. The Debt Reduction Reserve Fund (the "DRRF") was created in 1998 to set aside resources that could be used to reduce State-supported indebtedness either through the use of the DRRF as a pay-as-you-go financing source, reduce debt service costs or defease outstanding debt. In 1998-99, $50 million was initially deposited in the DRRF. Additional deposits to the DRRF included $250 million in 1999-2000, $500 million in 2000-01, $250 million in 2001-02 and $53 million in Fiscal Year 2003-04. The State does not expect to make additional deposits to the DRRF in the current fiscal year.

2003-04 Borrowing Plan. The State Finance Law requires the Governor to submit a five-year Capital Program and Financing Plan (a "Plan") with the annual Executive Budget. The proposed 2003-04 through 2007-08 Plan was released with the 2003-04 Executive Budget, and was updated with that budget on February 28, 2003.

The State's 2003-04 borrowing plan projects issuance of $872 million in general obligation bonds; $5.3 billion in Dedicated Highway and Bridge Trust Fund Bonds issued by the Thruway Authority to finance capital projects for transportation; $955 million in Mental Health Facilities Improvement Revenue Bonds; $276 million in SUNY Dormitory Facilities Revenue Bonds; and $7.9 billion in State Personal Income Tax Revenue Bonds.

Litigation

General. The legal proceedings listed below involve State finances and programs and miscellaneous civil rights, real property, contract and other tort claims in which the State is a defendant and the potential monetary claims against the State are deemed to be material, generally in excess of $100 million. These proceedings could adversely affect the State's finances in Fiscal Year 2003-04 or thereafter.

Adverse developments in the proceedings could affect the ability of the State to maintain a balanced 2003-04 Financial Plan. The State believes that the proposed 2003-04 Financial Plan includes sufficient reserves to offset the costs associated with the payment of judgments that may be required during Fiscal Year 2003-04. There can be no assurance, however, that adverse decisions in legal proceedings against the State would not exceed the amount of all potential 2003-04 Financial Plan resources available for the payment of judgments.

State Finance Policies. In *Consumers Union of U.S., Inc. v. State*, plaintiffs challenge the constitutionality of State law which relate to the authorization of the conversion of Empire Health Choice, d/b/a Empire Blue Cross and Blue Shield, from a not-for-profit corporation to a for-profit corporation. The State and private defendants have separately moved to dismiss the complaint. By decision dated February 28, 2003, the trial court granted the defendants' motions to dismiss. In its decision, the court also granted plaintiffs leave to amend their complaint to assert a new cause of action and deferred decision on plaintiffs' motion for a preliminary injunction. The plaintiffs and defendants have appealed from the February 28, 2003 decision. Plaintiffs served an amended complaint on April 1, 2003. On April 15, 2003, the defendants moved to dismiss the amended complaint.

Line Item Veto. In *Silver v. Pataki*, the Speaker of the Assembly of the State of New York challenges the Governor's application of his constitutional line item veto to certain portions of budget bills adopted by the State Legislature. By order dated June 17, 2002, the trial court granted defendant's motion for summary judgment, dismissing the complaint. Plaintiff has appealed to the Appellate Division, First Department. On July 22, 2002, the Senate of the State of New York moved in Supreme Court to intervene and for reargument. The Appellate Division affirmed this decision on December 11, 2003.

Local Government Assistance Corporation. In *Local Government Assistance Corporation et al. v. Sales Tax Asset Receivable Corporation and The City of New York*, the petitioners challenge, inter alia, the constitutionality of a section of the Public Authorities Law section, which requires LGAC to annually transfer $170 million to New York City. On September 17, 2003, the court held that the section was constitutional. Petitioners have appealed from the decision and order. By decision and order entered August 27, 2003, the Appellate Division granted a preliminary injunction restraining defendants, inter alia, from issuing any bonds pursuant to the section pending appeal.

Gaming. In *Dalton, et al. v. Pataki, et al.*, plaintiffs seek a judgment declaring as unconstitutional, under provisions of both the State and Federal constitutions, certain provisions of State law that authorize (1) the Governor to enter into tribal-State compacts for the operation by Indian tribes of gambling casinos in certain areas of the State, (2) the Division of the Lottery (the "DOL") to license the operation of video lottery terminals at certain race tracks in the State, and (3) the DOL to enter into a joint, multi-jurisdictional and out-of-state lottery. Plaintiffs also seek to enjoin defendants from taking any action to implement the challenged statutory provisions.

Budget Process. In *Pataki v. McCall*, the Governor seeks a judgment declaring that the actions of the Senate and the Assembly in voting and passing 46 budget bills on August 2, 2001 and August 3, 2001 violated the State Constitution because they deleted provisions of appropriations proposed by the Governor, substituted other appropriations, and considered other appropriation bills prior to taking action on the appropriation bills submitted by the Governor. The action also seeks to enjoin the approval of vouchers submitted pursuant to the budget bills enacted by the Senate and the Assembly.

By decision and order dated November 7, 2001, the trial court grated the State Comptroller's motion to discuss this action as against the Comptroller, and the plaintiff appealed from that order. By decision and order dated January 17, 2002, the court granted summary judgment dismissing certain affirmative defenses and declaring the actions of the Legislature in enacting the budget bills as modified or proposed by the Legislature other than the Legislative and Judiciary budget bills as a violation of the State Constitution and denied defendants' cross-motions for summary judgment. Defendants have appealed from the January 17, 2002 order to the Appellate Division.

Empire Conversion. In *Consumers Union of U.S., Inc. v. State*, plaintiffs challenge the constitutionality of those portions of Chapter 1 of the Laws of 2002 which relate to the authorization of the conversion of Empire Health Choice (d/b/a Empire Blue Cross and Blue Shield) from a not-for-profit corporation to a for-profit corporation. Chapter 1 requires, in part, that upon such conversion, assets representing 95% of the fair market value of the not-for-profit corporation be transferred to a fund designated as the "public asset fund." The State and private defendants have separately moved to dismiss the complaint. On November 6, 2002, the supreme court granted a temporary restraining order, directing that the proceeds from the initial public offering of the for-profit corporation be deposited with the State Comptroller in an interest-bearing account, pending the hearing of a motion for a preliminary injunction, which was returnable simultaneously with the motions to dismiss, on November 26, 2002.

On February 28, 2003, the supreme court granted the defendants' motions to dismiss. The court also granted plaintiffs leave to amend their complaint to assert a new cause of action and deferred decision on plaintiffs' motion for a preliminary injunction. The plaintiffs and defendants have appealed and the plaintiffs served an amended complaint on April 1, 2003. On April 15, 2003, the defendants moved to dismiss the amended complaint. By decision dated October 1, 2003, the court denied defendants' motions to dismiss, except for the motions to dismiss brought by the individually named members of the board of directors of Empire Healthchoice, Inc. The court also declined to vacate the temporary restraining order directing that the proceeds from the initial public offering of the for-profit corporation be deposited with the State Comptroller in an interest-bearing account. Defendants intend to appeal this decision.

Real Property Claims. In March 1985, in *Oneida Indian Nation of New York, et al. v. County of Oneida*, the Supreme Court affirmed a judgment holding that the Oneida Indians had a common-law right of action against Madison and Oneida counties for wrongful possession of 872 acres of land illegally sold to the State in 1795. The Supreme Court also held that a third-party claim by the counties against the State for indemnification was not properly before the Federal courts. The case was remanded for an assessment of damages, which action is still pending. The counties may still seek indemnification in the State courts.

In 1998, the U.S. intervened in the case, and in December 1998, both the U.S. and the tribal plaintiffs moved for leave to amend their complaints to assert claims for 250,000 acres, including both monetary damages and ejectment, to add the State as a defendant and to seek class certification for all individuals who currently purport to hold title within the disputed land area. On September 25, 2002, the court granted the motions to amend the complaints to add the State as a defendant and to assert monetary damages, but denied the motions to seek class certification and the remedy of ejectment. On March 29, 2002, the court granted, in part, plaintiffs' motion to strike the State's defenses and counterclaims as to liability, but such defenses may still be asserted with respect to monetary damages. The court also denied the State's motion to dismiss for failure to join indispensable parties.

Other Indian land claims include *Cayuga Indian Nation of New York v. Cuomo, et al.* and *Canadian St. Regis Band of Mohawk Indians, et al., v. State of New York, et al.,* both in the United States District Court for the Northern District of New York, and *Seneca Nation of Indians, et al v. State, et al.*, in the United States District Court for the Western District of New York.

In the *Cayuga Indian Nation of New York* case, plaintiffs see monetary damages for their claim that approximately 64,000 acres in Seneca and Cayuga Counties were illegally purchased by the State in 1795. Prior to trial, the court held that plaintiffs were not entitled to seek the remedy of ejectment. In October 1999, the District Court granted the federal government's motion to have the State held liable for any damages owed to the plaintiffs. In February 2000, at the conclusion of the damages phase of the trial of this case, a jury verdict of $35 million in damages plus $1.9 million representing the fair rental value of the tract at issue was rendered against the defendants. By decision and judgment dated October 2, 2001, the District Court also granted plaintiffs $211 million in prejudgment interest. The State has appealed from the judgment to the United States Court of Appeals. On October 1, 2003, the State served the United States Department of the Interior and the United States Department of Justice with a statement of claim asserting that the United States is jointly and severally liable with the State for the $248 million judgment and post-judgment interest. A statement of claim is a precursor to filing a proceeding in the United States Court of Claims.

In the *Canadian St. Regis Bank of Mohawk Indians* case, plaintiffs seek ejectment and monetary damages with respect to their claim that approximately 15,000 acres in Franklin and St. Lawrence counties were illegally transferred from their predecessors-in-interest. On July 28, 2003, the court granted, in most respects, the plaintiffs' motion to strike defenses and dismiss counterclaims. On October 20, 2003, the court denied the State's motion for a reconsideration of the July 28th decision regarding the State's counterclaims for contribution.

In the *Seneca Nation of Indians* case, plaintiffs seek monetary damages and ejectment with regard to their ownership claim of certain islands in the Niagara River and the New York State Thruway right of way where it crosses the Cattaraugus reservation in Erie and Chatauqua counties. On November 17, 1999, the court granted the State's motion to dismiss the portion of the action relating to the right of way and denied the State's motion to dismiss the Federal government's damage claims. On June 21, 2002, the court granted summary judgment on the remaining portion of the action related to the Niagara River, and judgment was entered dismissing all aspects of the action. Plaintiff has appealed the judgment.

School Aid. In *Campaign for Fiscal Equity, Inc. et al. v. State, et al.,* plaintiffs challenge the State's method of providing funding for New York City public schools. Plaintiffs seek a declaratory judgment that the State's public school financing system violates the State Constitution and the federal Civil Rights Act of 1964 and injunctive relief that would require the State to satisfy State Constitutional standards. This action was commenced in 1993. In 1995, the Court of Appeals affirmed the dismissal of claims under the equal protection clauses of the federal and State Constitutions and the federal Civil Rights Act. It reversed dismissal of the claims under the State Constitution and implementing regulations of The Civil Rights Act, and remanded these claims for trial.

By decision dated January 9, 2001, following trial, the trial court held that the State's education funding mechanism does not provide New York City students with a "sound basic education" as required by the State Constitution, and that it has a disparate impact on plaintiffs in violation of regulations enacted by the U.S. Department of Education pursuant to the Civil Rights Act. The court ordered that defendants put in place reforms of school financing and governance designed to redress those constitutional and regulatory violations, but did not specify the manner in which defendants were to implement these reforms. The State appealed, and the trial court's decision was stayed pending resolution of the appeal. By decision and order entered June 25, 2002, the Appellate Division, First Department, reversed the January 9, 2001 decision and dismissed the claim in its entirety. On July 22, 2002, the plaintiffs filed a notice of appeal to the decision and order to the Court of Appeals.

On June 26, 2003, the Court of Appeals reversed that portion of the June 25th decision of the appeals court relating to the constitutionality claim. The Court held that the weight of credible evidence supported the trial court's conclusion that City schoolchildren were not receiving the Constitutionally mandated opportunity for a sound basic education, and further held that the plaintiffs had established a causal link between the present education funding system and the failure to provide such sound basic education. The Court remitted the case to the trial court for further proceedings in accordance with its decision.

Medicaid. Several cases challenge provisions of State law which alter the nursing home Medicaid reimbursement methodology on and after April 1, 1995. Included are *New York State Health Facilities Association, et al., v. DeBuono, et al., St. Luke's Nursing Center, et al. v. DeBuono, et al., New York Association of Homes and Services for the Aging v. DeBuono, et al.*

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(three cases), Healthcare Association of New York State v. DeBuono and Bayberry Nursing Home et al. v. Pataki, et al. Plaintiffs allege that the changes in methodology have been adopted in violation of procedural and substantive requirements of State and federal law.

In a decision dated June 3, 2003, involving seven consolidated cases (*Matter of St. James Nursing Home v. DeBuono*), the supreme court partially granted petitioners claims that the State violated the procedural requirements of the Boren Amendment and directed the State to recalculate the Medicaid rates associated with certain State Plan Amendments, but also dismissed petitioners' claims as to the Medicaid rates associated with other State Plan Amendments. The State has appealed from this decision.

In related cases, *New York Association of Homes and Services for the Aging, Inc. v. Novello, et al., Valley Health Services v. State* and *Charles T. Sitrin Health Care Center, Inc., et al. v. SONY, et al.*, plaintiffs seek judgments declaring, as unconstitutional, under both the State and United States Constitutions, amendments to the Health Care Workforce Recruitment & Retention Act of 2002, which impose a 6% assessment on nursing home gross receipts from patient care services and operating income. In a decision dated April 24, 2003, the Court granted summary judgment to defendants dismissing the *Sitrin* case. The plaintiff has appealed from this decision.

APPENDIX B

Rating Categories

Description of certain ratings assigned by Standard & Poor's Ratings Services ("S&P"), Moody's Investors Service ("Moody's"), and Fitch Ratings ("Fitch"):

S&P

<u>Long-term</u>

AAA
An obligation rated 'AAA' has the highest rating assigned by S&P. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B

An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C

A subordinated debt or preferred stock obligation rated 'C' is currently highly vulnerable to nonpayment. The 'C' rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A 'C' also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

r

The symbol 'r' is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating. Examples include: obligations linked or indexed to equities, currencies, or commodities; obligations exposed to severe prepayment risk—such as interest-only or principal-only mortgage securities; and obligations with unusually risky interest terms, such as inverse floaters.

N.R.

The designation 'N.R.' indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that S&P does not rate a particular obligation as a matter of policy.

Note: The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign designation to show relative standing within the major rating categories.

<u>Short-term</u>

SP-1
Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus sign (+) designation.

SP-2
Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3
Speculative capacity to pay principal and interest.

<u>Commercial paper</u>

A-1
This designation indicates that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted with a plus sign (+) designation.

A-2
Capacity for timely payment on issues with this designation is satisfactory. However, the relative degree of safety is not as high as for issues designated 'A-1'.

A-3
Issues carrying this designation have an adequate capacity for timely payment. The are, however, more vulnerable to the adverse effects of changes in circumstances than obligations carrying the higher designations.

B
Issues rated B are regarded as having only speculative capacity for timely payment.

C
This rating is assigned to short-term debt obligations with a doubtful capacity for payment.

D
Debt rated 'D' is payment default. The 'D' rating category is used when interest payments or principal payments are not made on the due date, even if the applicable grace period has not expired, unless S&P believes such payments will be made during such grace period.

Moody's

<u>Long-term</u>

Aaa
Bonds rated 'Aaa' are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa
Bonds rated 'Aa' are judged to be of high quality by all standards. Together with the 'Aaa' group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in 'Aaa' securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the 'Aaa' securities.

A
Bonds rated 'A' possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa
Bonds rated 'Baa' are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba
Bonds rated 'Ba' are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B
Bonds rated 'B' generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa
Bonds rated 'Caa' are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca

Bonds rated 'Ca' represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C

Bonds rated 'C' are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from 'Aa' through 'Caa'. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Prime rating system (short-term)

Issuers rated **Prime-1** (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics:

> Leading market positions in well-established industries.

> High rates of return on funds employed.

> Conservative capitalization structure with moderate reliance on debt and ample asset protection.

> Broad margins in earnings coverage of fixed financial charges and high internal cash generation.

> Well-established access to a range of financial markets and assured sources of alternate liquidity.

Issuers rated **Prime-2** (or supporting institutions) have a strong ability for repayment of senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

Issuers rated **Prime-3** (or supporting institutions) have an acceptable ability for repayment of senior short-term obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

Issuers rated Not Prime do not fall within any of the Prime rating categories.

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MIG/VMIG--U.S. short-term

Municipal debt issuance ratings are designated as Moody's Investment Grade (MIG) and are divided into three levels -- MIG 1 through MIG 3.

The short-term rating assigned to the demand feature of variable rate demand obligations (VRDOs) is designated as VMIG. When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

MIG 1/VMIG1
This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2/VMIG 2
This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3/VMIG 3
This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

SG
This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Fitch

Long-term investment grade

AAA
Highest credit quality. 'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

AA
Very high credit quality. 'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

A
High credit quality. 'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

BBB
Good credit quality. 'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

Long-term speculative grade

BB
Speculative. 'BB' ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

B
Highly speculative. 'B' ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

CCC, CC, C
High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. 'CC' ratings indicate that default of some kind appears probable. 'C' ratings signal imminent default.

DDD, DD, D
Default. The ratings of obligations in this category are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor. While expected recovery values are highly speculative and cannot be estimated with any precision, the following serve as general guidelines. 'DDD' obligations have the highest potential for recovery, around 90% - 100% of outstanding amounts and accrued interest. 'DD' ratings indicate potential recoveries in the range of 50% - 90% and 'D' the lowest recovery potential, i.e., below 50%.

Entities rated in this category have defaulted on some or all of their obligations. Entities rated 'DDD' have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated 'DD' and 'D' are generally undergoing a formal reorganization or liquidation process; those rated 'DD' are likely to satisfy a higher portion of their outstanding obligations, while entities rated 'D' have a poor prospect of repaying all obligations.

Short-term

A short-term rating has a time horizon of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus places greater emphasis on the liquidity necessary to meet financial commitments in a timely manner.

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F1

Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

F2

Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

F3

Fair credit quality. The capacity for timely payment of financial commitment is adequate; however, near-term adverse changes could result in a reduction non-investment grade.

B

Speculative. Minimal capacity for timely payment of financial commitments plus vulnerability to near-term adverse changes in financial and economic conditions.

C

High default risk. Default is a real possibility. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D

Default. Denotes actual or imminent payment default.

'**NR**' indicates that Fitch does not rate the issuer or issue in question.

Notes to long-term and short-term ratings: A plus (+) or minus (-) sign designation may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the 'AAA' long-term rating category, to categories below 'CCC', or to short-term ratings other than 'F1.'

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